UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

20549
FORM
6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the period ended
30 June 2021
Commission File Number
001-14642
ING GROEP NV
Bijlmerdreef 106
1102 CT
Amsterdam
The
Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F [x]

Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
[ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
[ ]
This Report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form S-8 (Nos.
333-92220, 333-81564, 333-108833, 333-125075, 333-137354,

333-149631, 333-158154, 333-158155,

333-
165591, 333-168020, 333-172919, 333-172920,

333-172921 and 333-215535) and in the

registration statement
on Form F-3 (No. 333-248407) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

ING GROUP
Condensed consolidated

interim

financial
information

for the six month

period ended 30
June 2021 on Form 6-K

PRESENTATION

OF INFORMATION
The condensed consolidated interim financial statements included in this report on Form 6-K are prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’

as adopted by the
International Accounting Standards Board (‘IFRS-IASB’). In preparing the financial statements in this document, except as described otherwise, the same accounting principles are applied as in ING Groep N.V.’s

Annual Report
on Form 20-F for the year ended 31 December 2020 (the “2020 Form 20-F”).
In this document, references to "ING Groep N.V.",

"ING Groep" and "ING Group" refer to ING Groep N.V.

and
references to "ING", the "Company", the "Group", "we" and "us" refer to ING Groep N.V.

and its consolidated
subsidiaries. ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified

or the context otherwise requires, references to “$”, “US$” and
“Dollars” are to the United States dollars and references to “EUR” and “€” are to euros.

ING prepares financial information in accordance with International Financial Reporting Standards as issued by
the International Accounting Standards Board (“IFRS-IASB”) for purposes of reporting with the U.S. Securities and
Exchange Commission (“SEC”), including financial

information contained in the 2020 Form 20-F. ING Group’s
accounting policies and its use of various options under IFRS-IASB are described under ‘Principles of valuation
and determination of results’ in the consolidated financial statements contained in the 2020 Form 20-F. In this document the term “IFRS-IASB” is used to refer to IFRS-IASB as applied by ING Group.

The published 2021 Interim Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (“IFRS-EU”).
IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and
Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. For an explanation of the differences between IFRS-IASB and IFRS-EU, see page F-261 of the 2020 Form 20-F. For a reconciliation between
IFRS-EU and IFRS-IASB as of and for the years ended 31 December 2020, 2019 and

2018, see Note 1.2.2 to the
consolidated financial statements contained in the 2020 Form 20-F. For a reconciliation between IFRS-EU and
IFRS-IASB as of and for the six months ended 30 June 2021, see

Note “Basis of preparation and accounting
policies” of this document.
Capital measures included in this document are based on IFRS-EU, as this is the primary accounting basis for
statutory and regulatory reporting used by ING Group.
Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Annual

Accounts
under IFRS-EU.
Certain amounts set forth herein, such as percentages, may not sum due to rounding.

FORWARD

-LOOKING STATEMENTS
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation,
●
changes in general economic conditions, in particular economic conditions in ING’s core
markets, including changes affecting currency exchange rates,
● the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties,
●
changes affecting interest rate levels,

● any default of a major market participant and related market disruption,
●
changes in performance of financial markets, including in Europe and developing markets,

● political instability and fiscal uncertainty in Europe and the United States,
● discontinuation of or changes in ‘benchmark’ indices,
● inflation and deflation in our principal markets,
● changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness,

● failures of banks falling under the scope of state compensation schemes,
●
non-compliance with or changes in laws and regulations, including those financial services and
tax laws, and the interpretation and application thereof,
●
geopolitical risks, political instabilities and policies and actions of governmental and regulatory
authorities,

● legal and regulatory risks in certain countries with less developed legal and regulatory frameworks,
●
prudential supervision and regulations, including in relation to stress tests and regulatory
restrictions on dividends and distributions, (also among members of the group),
● regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions,
● ING’s ability to meet minimum capital and other prudential regulatory requirements,
●
changes in regulation of US commodities and derivatives businesses of ING and its customers,
● application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities,
● outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues,
● changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA,
● operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business,
● risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy,
● changes in general competitive factors, including ability to increase or maintain market share,
● the inability to protect our intellectual property and infringement claims by third parties,
● inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties,
● changes in credit ratings,
● business, operational, regulatory, reputation and other risks and challenges in connection with climate change,
● inability to attract and retain key personnel,
● future liabilities under defined benefit retirement plans,
●
failure to manage business risks, including in connection with use of models,

use of derivatives,
or maintaining appropriate policies and guidelines,
● changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and,

●
the other risks and uncertainties detailed in the most recent annual report of ING

Groep N.V.
(including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.
This report contains inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this report. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for,

any information found at any websites operated
by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the filing of this report or that any information found at such websites will not change following the filing of this report. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made,

and ING
assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the
United States or any other jurisdiction.

Contents
Interim Report
Risk Management
Condensed consolidated
interim financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
6
Contents
Interim Report
Introduction
7
ING Group consolidated results
7
Risk Management
Risk management
13
Credit risk
13
Market risk
23
Other risks and uncertainties
26
Condensed consolidated interim financial statements

Condensed consolidated statement of financial position
28
Condensed consolidated statement of profit or loss
29
Condensed consolidated statement of comprehensive income
30
Condensed consolidated statement of changes in equity
31
Condensed consolidated statement of cash flows
33
Notes to the Condensed consolidated interim financial statements

1
Basis of preparation and accounting policies
35
2
Financial assets at fair value through profit or loss
39
3
Financial assets at fair value through other comprehensive income
39
4
Loans and advances to customers
41
5
Investments in associates and joint ventures
41
6
Assets and liabilities held for sale
42
7
Deposits from banks
43
8
Financial liabilities at fair value through profit or loss
43
9
Debt securities in issue
44
10
Subordinated loans
44
11
Equity
45
12
Net interest income
46
13
Net fee and commission income
47
14
Other income
47
15
Other operating expenses
48
16
Earnings per ordinary share
48
Additional notes to the Condensed consolidated interim financial statements
17
Segments
49
18
Fair value of assets and liabilities
55
19
Legal proceedings
64
20
Related parties
65
21
Capital management
65

Subsequent events

Contents
Interim Report
Risk Management
Condensed consolidated
interim financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
7
Interim report
Introduction
ING is a global financial institution with a strong European base, offering banking services through its operating
company ING Bank. ING Bank’s more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries. The group consists of ING Groep N.V.,

ING Bank N.V.

and other group entities.
Covid-19
While the roll-out of the vaccine programmes has gained momentum in the second quarter of 2021,
accompanied by gradual reopening of economies, the end of the second quarter of 2021 was however again
marked by an increasing number of Covid-19 infections, mainly due to the spread of the Delta variant. ING continues to closely monitor the developments around and effects of the ongoing Covid-19 pandemic.
Based on the potential economic and social implications

for the countries and sectors where ING is active,
mitigating actions have been implemented and will be adapted as necessary as we continue to support our
customers during these challenging times.

Our staff is still largely working from home, supported with the appropriate tools. A central ING team provides guidance on health and safety measures, travel advice and business continuity. As the situation differs from country to country, ING is following local government guidelines in its response to the Covid-19 pandemic. More information on the impact of Covid-19 on ING as well on

the related risk measures taken to address the impact
can be found in the section “Risk Management”. For the impact of Covid-19 on the financial statements we refer
to Note 1.3 of the financial statements.
ING Group consolidated results
ING Group: Consolidated profit or loss account
in EUR million
6 month period (1 January to 30 June)
Total ING Group
of which: Adjustment of
the IFRS-EU 'IAS 39 carve
out'
of which: Total

ING Group
IFRS-EU
2021 2020 2021 2020 2021 2020
Net interest income
7,021 6,877 169 -54 6,853 6,931
Net fee and commission income
1,710 1,506 1,710 1,506
Total investment

and other income
1,444 305 788 -439 656 745
Total income
10,175 8,688 956 -493 9,219 9,182
Expenses excl. Regulatory costs
4,801 4,963 4,801 4,963
Regulatory costs
759 663 759 663
Operating expenses
5,560 5,626 5,560 5,626
Gross result
4,615 3,062 956 -493 3,659 3,556
Addition to loan loss provisions
131 1,998 131 1,998
Result before tax
4,484 1,065 956 -493 3,528 1,558
Taxation
1,265 438 260 -115 1,005 553
Non-controlling interests
59 36 59 36
Net result ING Group
3,161 591 697 -379 2,464 969
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using results based on figures according to IFRS-EU. The Executive Board and the Management Board Banking consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. IFRS-EU result

is derived by excluding from IFRS-IASB the impact of the IFRS-EU ‘IAS 39 carve out’ adjustment.

Contents
Interim Report
Risk Management
Condensed consolidated
interim financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
8
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-
IASB. As no hedge accounting is applied to these mortgage and savings portfolios under

IFRS-IASB, the fair value
changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
The breakdown of net result by segment is included in Note 17 ‘Segments’.
Consolidated results of operations
In the first half of 2021, ING’s net result (including the adjustment of the EU ‘IAS 39 carve-out’)

increased to
€3,161 million, or 434.9%, compared with €591 million

in the same period of 2020. In the first six months of
2021, the result included a positive adjustment of the EU ‘IAS

39 carve-out’ of €697 million,

while this adjustment
was negative in the first half of 2020 (€-379 million). This positive adjustment of the EU ‘IAS

39 carve-out’ is
mainly driven by positive fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios due to increases in markets interest rates. As no fair value hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the net positive fair value changes of the derivatives are not offset by net negative fair value changes of the hedged items (mortgages and savings).
In the first half of 2021, the IFRS-EU net result (before the adjustment of the EU ‘IAS 39 carve-out’)

increased to
€2,464 million, or 154.3%, compared with €969 million

in the same period of 2020. The increase

was primarily
due to lower risk costs due to releases from collective provisions following an update of the macroeconomic indicators and limited individual Stage 3 provisioning, whereas the first half of 2020 included elevated risk costs.
The effective tax rate was 28.5% compared with 35.5% in the first half of 2020.
The result before tax rose 126.4% to €3,528 million from €1,558 million in the first half of 2020, predominantly due to €1,867 million lower risk costs, but also due to higher income and lower expenses. Income increased 0.4%,
mainly due to strong growth in fee income especially in daily banking and investment products and the recognition of the conditional ECB funding rate benefit from the TLTRO III programme, which more than offset the impact of lower interest margins on customer deposits. Operating expenses declined by €66 million,

or -1.2%,
on the first six months of 2020, mainly due to lower impairments, which more than offset the impact of higher
regulatory costs and some redundancy and restructuring costs.
Net interest income decreased by €78 million, or 1.1%, to €6,853 million in the first six months of

2021, of which
almost €100 million was caused by negative currency impacts and despite the recognition of a €316 million
conditional TLTRO III benefit (of which approximately half was related to a retroactive adjustment of the ECB funding rate in 2020). The interest result on customer deposits declined due to lower interest margins on both savings and current accounts caused by lower reinvestment yields, while average volumes increased. The interest result on customer lending was slightly higher compared to last year, due to higher margins while average lending volumes declined due to reduced loan demand. Furthermore,

interest results increased in Treasury and
Financial Markets (which can be volatile). ING’s overall net interest margin, which is defined as net interest income divided by the average balance sheet total, decreased by 7 basis points to 1.41%, from 1.48% in the first
half of 2020.
Net fee and commission income increased 13.5% to €1,710 million from €1,506 million one year ago. In Retail
Banking, net fee and commission income rose by €179 million, or 18.9%.

This increase was mainly driven by
higher fee income on daily banking products supported by higher fees for payment packages and an increasing number of (domestic) payment transactions. Also fee income on investment products increased, mainly in
Germany and Belgium. Total fee income in Wholesale Banking rose by €19 million, predominantly in Daily
Banking & Trade Finance.
Total

investment and other income declined by €89 million, or 11.9%,

to €656 million from €745 million in the
first half of 2020. This was mainly due to lower Treasury-related revenues and lower income in Financial Markets, partly offset by the recognition of a €72 million receivable due to a better than expected recovery of the insolvency of a financial institution in the Netherlands

(recorded in Corporate Line).
Operating expenses decreased by €66 million, or 1.2%, to €5,560 million. This included €759 million of regulatory
costs, which were €96 million up on the first half of 2020, due to higher contributions to the (European) single
resolution fund and deposit guarantee schemes, including a catch-up in Germany following the Greensill insolvency. Expenses excluding regulatory costs declined by €162 million, or 3.3%, to €4,801 million. The decrease was mainly caused by €310 million of goodwill impairments recorded in 2020, while the first half of
2021 included €123 million of incidental items. These items

consisted of €90 million of redundancy and
restructuring costs in Retail Netherlands, mainly related to the announced restructuring of the branch network and the retail advice organisation, €11 million of restructuring costs related to the announcement to leave the retail banking market in the Czech Republic, as well as a €22 million IT-related impairment recorded at Corporate
Line. Excluding regulatory costs and the aforementioned incidental items, expenses rose by 0.5%, mainly due to higher IT costs and the impact of annual salary

increases as well as some litigation provisions, partly offset by

Contents
Interim Report
Risk Management
Condensed consolidated
interim financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
9
lower expenses for third-party staff, professional services and marketing. The cost/income ratio decreased to
60.3% from 61.3% in the first half of 2020.
Net additions to loan loss provisions were €131 million compared with €1,998 million in the first half of 2020. The
update of the macroeconomic indicators, including a lower management overlay to reflect a lower expected impact from a delay in credit losses compared with year-end 2020, resulted in a €206 million net release from
collective provisions in the first six months of 2021, recorded predominantly in Stage 1 and Stage 2. Total net additions to Stage 3 provisions were €363 million (down from €1,193 million in the first half of 2020) and were
largely related to Stage 3 collective provisions, including a €79 million addition (out of a total €109 million)
reflecting the adjustment of some model assumptions in Retail Belgium. Risk costs were annualised 4 basis points
of average customer lending compared with 64 basis points in the first half of 2020.
Retail Netherlands
Retail Netherlands posted a result before tax of €1,022 million, compared with €1,043 million in the first six months of 2020. This decline is mainly attributable to lower income and higher expenses, which were largely
offset by lower risk costs.
Total

income decreased by €131 million, or 5.8%, to €2,138

million, compared with €2,269 million in the first half
of 2020. Net interest income declined 6.4%, mainly due to continued margin pressure on customer deposits

and
lower interest results from lending products (due to lower margins and lower average lending volumes) and despite the recognition of a €31 million TLTRO III benefit. Net core lending growth in the first half of 2021 (which excludes Treasury products and a €0.5 billion decline in the WUB run-off portfolio) was €0.7 billion, of which €0.9 billion was in residential mortgages and €-0.2 billion in other lending.

Net core deposits growth (excluding
Treasury) was €9.3 billion, driven by holiday allowances and lower customer spending due to the lockdown measures. Net fee and commission income increased by €36 million, or

10.8%, primarily in daily banking and
investment products. Investment and other income was €56 million lower, mainly due to lower Treasury-related revenues.
Operating expenses increased by €93 million, or 8.5%, to €1,181 million from €1,088 million in the first six
months of 2020. The increase included €90 million

of redundancy and restructuring costs in the first half of 2021 mainly related to the announced restructuring of the branch network and the retail advice organisation, as well as €39 million higher regulatory costs. Expenses excluding regulatory costs and the aforementioned items declined by €36

million, or 3.7%, mainly due to lower third party staff costs.
The addition to loan loss provisions resulted in a net release of €65 million,

or -8 basis points of average customer
lending, compared with €139 million, or 17 basis

points, in the first half of 2020. The net release in the first half of 2021 reflects releases in the mortgage and business lending portfolios due to improved macroeconomic
indicators, which more than offset a net addition in the consumer lending portfolio.
Retail Belgium
Retail Belgium, which includes Luxembourg, posted a result before tax of €134 million in the first half of 2021, compared with €-36 million in the same period of

2020. The improvement was the result of lower risk costs and lower expenses, combined with an increase in income.
Total

income increased by €26 million, or 2.1%, to €1,241 million.

Net interest income decreased by €43 million,
or 4.6%, mainly reflecting continued margin pressure on customer deposits and lower interest results on lending due to lower average lending volumes at a slightly higher lending margin, partly offset by a €48 million benefit from TLTRO III. Net core lending growth (excluding Treasury)

was €0.2 billion in the first half of 2021, due to
growth in residential mortgages, while other lending declined by €0.4 billion.

Net core deposits growth (excluding
Treasury) was €1.9 billion. Net fee and commission income rose by €41 million, or 19.8%, primarily driven by higher fee income in investment products and daily banking products. Investment and other income increased by
€28 million, mainly due to higher Treasury-related revenues, supported by positive fair value adjustments.
Operating expenses declined by €57 million, or 5.9%, to €912 million in the first half of 2021, mainly due to a
goodwill impairment of €43 million recorded in the first half of 2020 and despite a €16 million increase in
regulatory costs. Expenses excluding regulatory costs and the aforementioned goodwill impairment declined by
€30 million, or 4.1%, mainly due to lower staff costs and lower allocated group overhead expenses.
The net addition to the provision for loan losses declined to €194 million,

or annualised 43 basis points of average
customer lending, from €282 million in the first half of 2020. The decrease in risk costs was mainly in business
banking. Risk costs in the first half of 2021 included a €109 million addition (of which €79 million was in Stage 3)
reflecting the adjustment of some model assumptions. Excluding this model update,

risk costs were €85 million in
the first half of 2021.

Contents
Interim Report
Risk Management
Condensed consolidated
interim financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
10
Retail Germany
Retail Germany, which includes Austria, recorded a first-half of 2021 result before tax of €413 million, down
16.4% from €494 million in the same period of 2020.

The decline was mainly due to lower income and higher
expenses.
Total

income decreased to €1,036 million, down 3.6% from €1,075

million in the first six months of 2020. Net
interest income declined 8.4% to €734 million. Net interest income was supported by strong growth in mortgage volumes and a €8 million TLTRO III benefit, which could only partly offset continued liability margin pressure. Net core lending growth in the first half of 2021 (which excludes Treasury products and the run-off portfolio in
Austria) was €3.4 billion, of which €3.1 billion was in residential mortgages and €0.3 billion in consumer lending.
Net core deposits growth (excluding Treasury,

and the run-off portfolio in Austria) was €5.5 billion, almost equally divided over current accounts and savings. Fee income rose 19.5% to €257 million,

primarily on
investment products reflecting higher assets under management, new account openings and a higher number of
brokerage trades in volatile markets. Fee income was furthermore supported by higher daily banking fees due to the introduction of account maintenance fees in 2020. Investment and other income declined by €14 million.
Operating expenses increased by €37 million, or 6.5%, to €604 million in the first half of 2021, of which €24
million was in regulatory costs, including a €30 million catch-up in the deposit guarantee scheme following the
Greensill insolvency. Expenses excluding regulatory costs rose by €14 million, or 2.8%, mainly due to higher staff-
related expenses, primarily

driven by business growth in Interhyp.
The net addition to the provision for loan losses in the first half of 2021 was €19 million,

or annualised 4 basis
points of average customer lending, compared with an addition of €14 million in the same period of last year.
Retail Other Challengers & Growth Markets
Retail Other Challengers & Growth Markets’ result before tax rose by to €454 million from €295 million in the first six months of 2020, reflecting lower risk costs and higher income, partly offset by increased expenses.
Total

income rose by €9 million, or 0.5%, to €1,729 million

in the first six months of 2021, driven by €60 million
higher net fee and commission income, mainly reflecting growth in daily banking fees and investment products in
most of the countries. This increase was partly offset by €38 million lower net interest income due to continued
margin pressure on customer deposits, partly offset by higher volumes and margins in mortgages and higher
Treasury-related revenues, including a €4 million TLTRO III benefit. Net core lending growth (adjusted for currency effects and Treasury) was €3.7 billion in the first half of 2021, of which €2.6 billion was in residential mortgages; the growth was visible in most countries. Net core deposits growth (excluding Treasury and the Czech run-off portfolio) was € 0.8 billion, with the largest declines in Australia, Spain and Italy, whereas in Poland,
Romania and Turkey core deposits increased. Investment and other income decreased by €12 million, mainly due to lower revenues from Treasury-related products.
Operating expenses increased by €54 million, or 4.8%, to €1,174 million in the first half of 2021, of which €12
million was caused by higher regulatory costs. The increase furthermore included €11 million of restructuring
costs following the announcement to discontinue retail activities in the Czech Republic, as well as a €11 million legal provision in Spain. The remaining increase was mainly due to higher staff-related expenses.
The net addition to loan loss provisions decreased to €102 million, or annualised 20 basis points of average
customer lending, from €304 million in the first half of 2020 The decrease versus last year was visible in all
countries, with the largest declines in Poland, Australia, Turkey and Spain.
Wholesale Banking
In the first six months of 2021, the result before tax was €1,558 million compared with a loss of €204 million in
the same period last year. The improvement was predominantly due to a net release in risk costs, while the first half of 2020 included elevated risk costs triggered by the Covid-19 pandemic. The result before tax was
furthermore supported by lower expenses (as last year included a €260 million goodwill impairment) and higher
income.
Total

income increased by €111 million, or 4.0%, to €2,891

million in the first half of 2021, mainly due to higher
income in Lending and Daily Banking & Trade Finance. The increase in Lending was mainly driven by improved
lending margins (supported by a €56 million TLTRO III benefit) at lower average lending volumes, and lower negative

valuation adjustments on loans. Daily Banking & Trade Finance income rose supported by higher income from Trade & Commodity Finance (higher average oil prices) and Payments & Cash Management. Income in Financial Markets was slightly higher as a €41 million TLTRO benefit was largely offset by lower income from
FM Trading. These increases were partly offset by lower income in Treasury & Other.
Net interest income increased by €180 million, or 9.7%, on the first six months om 2020, and was supported by
the recognition of a €113 million TLTRO benefit. The increase was furthermore driven by improved lending

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2021 - Unaudited
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margins and higher net interest income from Treasury-products. This more than compensated for lower average lending volumes and lower margins on customer deposits as well as negative currency impacts.

Net core lending
growth in the first half of 2021 (excluding currency impacts, Treasury and the Lease run-off portfolio) was €6.1 billion. Net core deposits growth (excluding currency impacts and Treasury) was €0.9 billion.
Net fee and commission income increased by €19 million, or 3.4%, on last year, predominantly in Daily Banking &
Trade Finance, mainly due to various fee and pricing initiatives in Payments & Cash Management, as well as higher fees in Trade & Commodity Finance on the back of higher average oil prices. Investment and other income declined to €267 million from €354 million in the first half of 2020,

primarily due to lower revenues in Treasury &
Other and Financial Markets. This decline was partly offset by Lending, which had included negative marked-to-
market adjustments on loans in the first half 2020.
Operating expenses were €1,452 million, or 16.0% lower than in the first six months of 2020.

Excluding regulatory
costs (€157 million in the first half of 2021 versus €151 million one year ago) and the €260 million goodwill
impairment recorded in the first half of 2020, expenses decreased by €22 million, or

1.7%. This decline was
mainly due to continued cost-efficiency measures and currency impacts, which more than offset higher IT costs
and

litigation provisions as well as the impact of annual salary increases.
The addition to loan loss provisions was a net release of €119 million,

or annualised -13 basis points of average
customer lending, compared with a net addition of €1,256 million,

or 133 basis points, in the first half of 2020.
The release in risk costs in the first six months of 2021 was driven by releases from collective provisions caused by improved macroeconomic indicators, partly offset by limited additions to individual Stage 3 provisions.
Corporate Line
The Corporate Line reported a result before tax of €-53 million compared with €-34 million in the first half of
2020. Total income rose to €184 million from €123 million a year ago. This increase was primarily due to higher investment and other income, which included the recognition of a €72 million receivable due to a better than
expected recovery of the insolvency of a financial institution in the Netherlands.

Net interest income in the first
six months of 2021 included an initial €111 million

funding rate benefit related to TLTRO III, offset by

lower
interest results from foreign currency ratio hedging and negative unwinding results. Operating expenses rose to
€237 million from €154 million in the first half of 2020, mainly due to a €22 million IT-related impairment, a lower
value-added tax (VAT)

refund and higher shareholder expenses mainly following a change in the allocation of
group overhead expenses in the fourth quarter of 2020 (offset by a lower allocation to the business lines).
ING Group statement of financial position (‘balance sheet’)
ING Group’s total balance sheet,

in accordance with IFRS-IASB, increased by €42 billion to €976 billion at 30 June
2021 from €934 billion at 31 December 2020.
Cash and balances with central banks
Cash and balances with central banks increased by €10 billion to €121 billion.

The increase was partly driven by
liquidity management.
Loans and advances to banks and deposits from banks
Loans and advances to banks increased by €1 billion to €26 billion.

Deposits from banks increased by €11 billion
to €89 billion, including an additional TLTRO III participation of €6 billion in March 2021, bringing

ING’s total
TLTRO III participation to €66 billion at the end of June.
Financial assets/liabilities at fair value through profit or loss
Financial assets at fair value through profit or loss increased by €18 billion to €121 billion.

The increase was
predominantly caused by reverse repos mandatorily at fair value through profit or loss at Global Securities
Finance (GSF), after the relatively low year-end 2020 position. Financial liabilities at fair value through profit or
loss increased by €4 billion to €87 billion, with €10 billion of higher liabilities designated at fair value at profit or
loss (repo activity at GSF), partly offset by €6 billion lower trading liabilities

(decreased trading derivatives).
Financial assets and liabilities at fair value through profit or loss predominantly consist of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income (OCI) decreased by €3 billion to €33 billion,
due to €3 billion lower debt securities, which mainly

reflect lower investments in government bonds (mainly due
to the sale of US government paper and matured and sold Italian government bonds).

Securities at amortised costs
Securities at amortised cost decreased by €1 billion to €49 billion.

The decrease included the sale of a
government bond portfolio of the Czech Republic (carrying amount €0.5 billion), related to the decision to discontinue the Czech retail banking activities.

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on form 6-K for the six month period ended 30 June

2021 - Unaudited
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Loans and advances to customers
Loans and advances to customers increased by €14 billion to €608 billion from €594 billion at 31 December 2020.
This was due to €13 billion of higher customer lending,

while provisions for loan losses declined by €0.4 billion.
Following the decision to discontinue the Austrian retail banking activities, a loan portfolio of

€1 billion was
transferred from customer lending to assets held for sale. When adjusted for €2 billion of positive currency impacts, customer lending increased by €11 billion. After also excluding a €1 billion decrease in short-term
Treasury lending, the €1 billion transfer to assets held for sale of the Austrian retail loan portfolio, and a €1 billion decline in the WUB and Lease run-off portfolios, net core lending growth was €14 billion in the first half of 2021.
Of this amount, €7 billion was in non-mortgage lending (partly due to additional TLTRO III eligible lending) and €7
billion in residential mortgages.
Other assets/liabilities
Other assets and other liabilities both increased by

€2 billion. Both movements were mainly due to changes in
financial transactions pending settlement.
Assets/liabilities held for sale
Assets held for sale were €1 billion at the end of June 2021 and consisted of a loan portfolio from Retail Austria,
previously recorded as customer lending. Liabilities held for sale were €2 billion and concerned a deposits
portfolio from Retail Austria, previously recorded as customer deposits. Both movements followed the decision to discontinue the Austrian retail banking activities. The lending and deposits portfolios will be sold to bank99
over the coming months, a process which is expected to be finalised by the end of this year.
Customer deposits
Customer deposits increased by €11 billion to €621 billion, despite a

€7 billion outflow Retail Austria (including a
€3 billion transfer of a deposit portfolio from Retail Austria to liabilities held for sale, like the assets held for sale, to be sold to bank99) and a €2 billion outflow from Retail Czech Republic (largely transfers to Raiffeisenbank).
The outflows are in line with ING’s intention to withdraw its retail activities from these countries before the end of this year. Adjusted for the net outflows in Retail Austria and Czech Republic, the growth in Treasury deposits
and currency impacts (negligible), net customer deposits

grew by €14 billion in the first half of 2021. This increase was predominantly in Retail Banking.
Debt securities in issue
Debt securities in issue increased by €10 billion

to €92 billion due to €13 billion of higher certificates of deposit/
commercial paper (CD/CPs, driven by liquidity management), while other, mainly long-term, debt securities, decreased by €3 billion, as maturities and redemptions were partly offset by issuances of senior bonds (€ 1,500
million in January 2021 and USD 2,250 million

in April 2021) and a green bond (GBP 800

million in January 2021).
Subordinated loans
Subordinated loans declined by €1 billion to €15 billion, due to the call of a

Tier 2 instrument in February 2021,
partly offset by the issuance of a green Tier 2 bond in June

2021 of €500 million.
Shareholders’ equity
Shareholders’ equity increased by €2.3 billion to €53.9 billion from €51.6 billion at 31 December 2020. The
increase mainly reflects the €3,161 million net result for the first half of 2021 and a €151 million increase of the
currency translation reserve, partly offset by a €577 million negative change in the cashflow hedge reserve and the €468 million interim dividend payment in February 2021.

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on form 6-K for the six month period ended 30 June

2021 - Unaudited
13
Risk management
Managing risk is at the core of ING’s business. Financial risks include credit risk, for example when we offer loans, market risk through our trading and banking book positions, and liquidity or funding risk through financial
management. Non-financial risks are those associated with IT and cybersecurity, our daily operations (e.g. fraud and money laundering), compliance, adhering

to socially-acceptable ethical norms and reputational issues.
We continually develop our risk management to address political and economic developments, evolving regulatory requirements, changing customer expectations, emerging competitors and new technologies, all of which could potentially impact our business.
Basis of disclosures
This risk management section contains an update of information relating to the nature and the extent of the risks arising from financial instruments as disclosed in the

2020 ING Group consolidated financial statements as
included in the 2020 Annual Report. These disclosures

are an integral part of the ING Group condensed
consolidated interim financial statements and are indicated by the symbol (*). Chapters, paragraphs, graphs or tables within this risk management section that are indicated with this symbol in the respective headings or table
header are considered to be an integral part of the condensed consolidated interim financial statements.
This risk management section also includes additional

disclosures beyond those required by IFRS standards, such
as certain regulatory disclosures. Not all information in this section can be reconciled back to the primary
financial statements and corresponding notes, as it has been prepared using risk data that differs to the accounting basis of measurement. Examples of such differences include the exclusion of accrued interest and certain costs and fees from risk data, and timing differences in exposure values (IFRS 9 models report expected credit loss on underlying exposures).
Business environment
The economic outlook continues to be dominated by developments in the Covid-19 pandemic.

The roll-out of vaccines that started at the beginning of the year 2021 is progressing, but cases are rising sharply
in some countries mainly caused by the spread of the delta variant of the Covid-19 virus.
Large differences persist between countries in the pace of recovery, given differences in vaccination rates.

In the
US, a large majority of adults have already been fully vaccinated, while in Asia widespread vaccination is not likely
until 2022. In the eurozone, vaccine roll-out has gained momentum through the second quarter, accompanied by gradual reopening of economies.

Indicators of economic sentiment suggest consumers and firms are poised to take advantage of reopening when and where it occurs. Input prices have been rising on higher commodity prices and shipping costs, and the further
reopening of economies is expected to push inflation higher for a period of time. But with furlough schemes still
in place, there is less immediate pressure on wages in the eurozone than in the US, and higher eurozone inflation is expected to fall back again in 2022.

The rapid progress of the vaccination programme, along with large fiscal and monetary stimulus, has enabled a broad reopening of the US economy. Output is likely to have recovered to its pre-pandemic levels during the second quarter, and employment is on track to recover by the end of 2021. Supply chain disruption and older workers exiting the labour market are contributing to inflationary pressure, which has brought forward expectations of a tightening in US monetary policy, beginning with tapering of QE asset purchases before the end of 2021 and the first rises in interest rates in 2022.
Credit risk management practices (*)
Globally, in the first half of 2021 the roll-out of the vaccine programmes has gained momentum. However, in the last months an increasing number of Covid-19 infections, mainly due to the spread of the Delta variant was
observed. In many countries, governments have continued their economic support programs (such as tax advantages, unemployment regulations or guarantees) that we believe will assist ING clients in potential financial difficulty to manage through these extraordinary times.

Governments in almost all Retail Banking countries have adopted measures providing for payment holidays. As of end of June 2021, approximately
159,000

customers were granted payment holidays. The total exposure of loans for which a payment holiday is granted amounts to €
17.5

billion, of which over
56
% were for customers located
in the Netherlands and Belgium. At the end of June 2021,
96
% of granted payment holidays had expired.
In 2020, various measures were introduced by governments and ING to alleviate the impact of Covid-19, including European Banking Authority (EBA) guidelines.

Based on the EBA guidelines, the granting of these

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2021 - Unaudited
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payment holidays did not lead to forbearance classifications. Therefore, it did not automatically trigger recognition of lifetime Expected Credit Loss (ECL) either. Until 30 September 2020, ING followed these guidelines and when a payment holiday was provided to a customer as part of a “general payment moratorium”, ING did not classify the exposure as forborne.

The EBA further extended these guidelines from 1 October 2020 until 31 March

2021, with certain extra
conditions. ING decided not to make use of the extension of these guidelines and has taken a prudent decision to
treat all payment holiday requests under new or extended schemes (after September 2020) as stage 2 or stage 3 exposures.
Portfolio quality and concentration
Lending to businesses is diversified over various sectors and countries. The total gross carrying amounts is composed of approximately
65
% business lending and
35
% consumer lending. For a detailed breakdown of ING’s
credit risk portfolio by Sector and Geographical area, refer to the section “Credit Risk portfolio” reported in the
‘Risk management’ section of the

2020 Annual Report.
ING’s total gross carrying amounts increased compared to year-end 2020 partly as a result of the TLTRO III participation through deposits to central banks. This is visible in the next table as investment grade with AAA rating.

Covid-19 sensitive sectors (*)
The following sectors are most impacted (directly or indirectly) by the Covid-19 pandemic and the related
lockdown measures and restrictions.
Aviation (Transportation & Logistics):

credit outstandings declined to €
4.3

billion outstanding (
0.47
% of total
portfolio) from €
4.6

billion outstanding (
0.52
% of total portfolio) in 2020. In terms of rating, the distribution of outstanding improved compared to 2020, with outstanding remaining stable in Investment grade, whereas the
Speculative grade outstanding decreased. Both, the Substandard grade and Non-performing grade improved to
0.0
% and
1.8
% from
1.3
% and
4.5
% respectively in 2020.
Hospitality & Leisure (Services and Food, Beverages & Personal Care):

credit outstandings decreased to €
5.4
billion outstanding (
0.59
% of total portfolio) from €
5.9

billion outstanding (
0.67
% of total portfolio). Rating
distribution worsened compared to 2020, with outstanding reduction in BBB and BB ratings, whereas an increase is noticeable in CCC rating classes. Substandard grade slightly increased to
9.9
% from
9.7
% in 2020, and the NPL
grade deteriorated to
7.2
% from
6.2
% in 2020.
Non-food retail (Retail):

credit outstandings slightly increased and amounted to €
11.0

billion (
1.21
% of total
portfolio) from €
10.8

billion (
1.22
% of total portfolio) in 2020. Rating distribution improved with concentrations increasing in Investment grade and reducing in Speculative grade. The NPL grade improved to
3.0
% from
3.3
% in
2020, while Substandard grade increased to
1.2
% from
0.7
%.

Real estate:

credit outstandings slightly decreased and amounted to €
53.1

billion (
5.81
% of total portfolio) from
€
54.4

billion (
6.13
% of total portfolio) in 2020. Rating distribution improved with concentrations increasing in
Investment grade and slightly reducing in Speculative grade. The NPL grade increased to
1.5
% from
1.2
% in 2020,
while Substandard grade improved to
0.8
% from
1.2
%.

Loan Loss Provisioning (*)
Since 1 January 2018, ING has recognised loss allowances

based on the expected credit loss model (ECL) of IFRS 9,
which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance sheet
financial assets measured at amortised cost or fair value through other comprehensive income

(FVOCI), such as
loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan
commitments, certain financial guarantees, and undrawn committed revolving credit facilities.
The table below describes the portfolio composition over the different IFRS 9 stages and rating classes. The Stage
1 portfolio represents
92.7
% (31 December 2020:
91.8
%) of the total gross carrying amounts, mainly composed
of investment grade, while Stage 2 makes up
6.0
% (31 December 2020:
6.8
%) and Stage 3 makes up
1.4
% (31
December 2020:
1.5
%) of the total gross carrying amounts, respectively.

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on form 6-K for

the six month period ended 30 June 2021 - Unaudited
15
Gross carrying amount per IFRS 9 stage

and rating class¹

in EUR million
12-month ECL (Stage 1) Lifetime ECL not credit impaired (Stage 2) Lifetime ECL credit impaired (Stage 3) Total
30 June 2021
Rating class
Gross Carrying
Amount Provisions
Gross Carrying
Amount Provisions
Gross Carrying
Amount Provisions
Gross Carrying
Amount Provisions
Investment grade
1 (AAA)
118,799
3
47
0
118,846
3
2-4 (AA)
109,118
4
301
0
109,419
4
5-7 (A)
151,056
17
935
1
151,992
17
8-10 (BBB)
307,902
69
9,591
15
317,493
84
Non-Investment grade
11-13 (BB)
160,025
211
15,436
106
175,461
317
14-16 (B)
28,468
192
19,930
475
48,397
667
17 (CCC)
4,277
9
5,334
291
9,611
301
Substandard grade
18 (CC)
2,888
189
2,888
189
19 (C)
2,293
229
2,293
229
NPL grade 20-22 (D)
12,827
3,616
12,827
3,616
Total
879,645
505
56,755
1,306
12,827
3,616
949,228
5,427
¹IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS 9. Total

IAS 37 provisions of €
85

million are excluded from the above chart.
Gross carrying amount per IFRS 9 stage

and rating class¹
in EUR million
12-month ECL (Stage 1) Lifetime ECL not credit impaired (Stage 2) Lifetime ECL credit impaired (Stage 3) Total
31 December 2020
Rating class
Gross Carrying
Amount Provisions
Gross Carrying
Amount Provisions
Gross Carrying
Amount Provisions
Gross Carrying
Amount Provisions
Investment grade
1 (AAA)
109,734
3
46
0
109,780
3
2-4 (AA)
108,776
6
646
0
109,422
6
5-7 (A)
137,901
27
797
1
138,698
28
8-10 (BBB)
294,923
88
7,418
12
302,341
100
Non-Investment grade
11-13 (BB)
159,076
239
18,513
133
177,588
372
14-16 (B)
28,335
208
23,742
570
52,077
777
17 (CCC)
2,817
9
5,113
259
7,930
269
Substandard grade
18 (CC)
3,384
248
3,384
248
19 (C)
2,323
254
2,323
254
NPL grade 20-22 (D)
13,398
3,797
13,398
3,797
Total
841,562
581
61,981
1,476
13,398
3,797
916,942
5,854
¹IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS 9. Total

IAS 37 provisions of €

million are excluded from the above chart.

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on form 6-K for the six month period ended 30 June

2021 - Unaudited
16
Changes in gross carrying amounts and loan loss provisions (*)
The table below provides a reconciliation by stage of the gross carrying/nominal amount and allowances for
loans and advances to banks and customers, including loan commitments and financial guarantees. The transfers
of financial instruments represents the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. This includes the net remeasurement of ECL arising from stage transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis.
The net remeasurement line represents the changes in provisions for facilities that remain in the same stage.
Please note the following comments with respect to the movements observed in the table below for the first
half-year 2021:
● Stage 2 gross carrying amount decreased by €
5.2

billion from €
62

billion as per 31 December 2020. This is
mainly caused by the significant lifetime PD trigger (€
-5.4

billion) and a decrease of Watchlist files (€
-3.3
billion), partly offset by an increase in other triggers of which Forbearance is the most significant one (€
2.0
billion).
● Transportation & Logistics, Real Estate, Services and Food, Beverages & Personal Care are still the sectors with the highest Stage 2 gross carrying amounts, which represent
11
%,
10
%,
9
% and
8
%, respectively of the
total, however apart from Transportation & Logistics that stayed flat, the other sectors showed a decrease of
Stage 2 amounts of €
0.8

billion, €
1.3

billion and €
0.8

billion, respectively.
● Stage 3 gross carrying amount decreased by €
0.6

billion from €
13.4

billion as per 31 December 2020 largely
related to repayments and write-offs for certain large individual files. Consequently, in the first 6 months of
2021 relatively low stage 3 individual risk costs were recognized.
● The net remeasurement of loan loss provisions in Stage 1 and Stage 2 of €
-114

million and €
-62

million
respectively were significantly impacted by the improved macroeconomic outlook resulting in lower management adjustments to address for the delay in observed defaults .
Additional information on macroeconomic scenarios is included in the section “Macroeconomic scenarios and
sensitivity analysis of key sources of estimation uncertainty”.

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on form 6-K for the six month period ended 30 June

2021 - Unaudited
17
Changes in gross carrying amounts and

loan loss provisions (*)
1,2,3
in EUR million 12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Opening balance at 1 January 2021
841,562
581
61,981
1,476
13,398
3,797
916,942
5,854
Transfer into

12-month ECL (Stage 1)
13,305
16
-12,830
-202
-475
-19
-204
Transfer into

lifetime ECL not credit impaired (Stage 2)
-15,575
-23
16,345
185
-771
-79
83
Transfer into

lifetime ECL credit impaired (Stage 3)
-1,228
-3
-1,208
-64
2,436
426
359
Net remeasurement of loan loss provisions
-114
-62
89
-87
New financial assets originated or purchased
77,861
80
77,861
80
Financial assets that have been derecognised
-33,762
-31
-5,765
-46
-1,539
-87
-41,066
-163
Net drawdowns and repayments
-2,518
-1,768
-222
-4,509
Changes in models/risk parameters

4
16
33
53
Decrease/Increase in loan loss provisions
-70
-171
362
121
Write-offs
-472
-472
Recoveries of amounts previously written off
21
21
Foreign exchange and other movements
-6
1
-92
-97
Closing balance at 30 June 2021
879,645
505
56,755
1,306
12,827
3,616
949,228
5,427
1 At the end of June 2021, the gross carrying amounts included loans and advances to central banks (€
119.6

billion), loans and advances to banks (€
26.2

billion), financial assets at FVOCI (€
30.6

billion), securities at amortised cost (€
49.5

billion), loans and advances to customers (€
613.1
billion), assets held for sale (€
1.3

billion) and contingent liabilities (credit replacements) in scope of IFRS 9 (€
126.9

billion) and excludes receivables related to securities in reverse repurchase transaction

(€
-6.5

billion), cash collateral in respect of derivatives (€
-6.1

billion), the value
adjustment hedged items (€
-0.8

billion), a receivable that is offset by a liquidity facility (€
-2.2

billion), on-demand bank balances (€
-2.5

billion) and other differences amounting to €
0.1

billion.
2 Stage 3 Lifetime credit impaired includes €
3

million Purchased or Originated Credit Impaired.
3 At the end of June 2021, the stock of provisions included provisions for loans and advances to central banks (€
4

million), loans and advances to banks (€
20

million), financial assets at FVOCI (€
12

million),
securities at amortised cost (€
22

million), provisions for loans and advances to customers (€
5,347

million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€
23

million).

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2021 - Unaudited
18
Changes in gross carrying amounts and

loan loss provisions (*)
1,2,3
in EUR million 12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Opening balance at 1 January 2020
817,247
490
41,082
881
10,955
3,275
869,284
4,646
Transfer into

12-month ECL (Stage 1)
9,139
24
-8,899
-200
-240
-18
0
-194
Transfer into

lifetime ECL not credit impaired (Stage 2)
-39,093
-76
39,601
651
-509
-57
0
518
Transfer into

lifetime ECL credit impaired (Stage 3)
-3,592
-30
-1,879
-163
5,471
1,518
0
1,325
Net remeasurement of loan loss provisions
0
109
0
450
0
700
0
1,259
New financial assets originated or purchased
161,333
178
0
0
161,333
178
Financial assets that have been derecognised
-116,035
-85
-6,987
-107
-897
-236
-123,919
-428
Net drawdowns and repayments
12,563
-938
-181
11,444
Changes in models/risk parameters

7
7
Increase in loan loss provisions
119
638
1,908
2,666
Write-offs
-1,200
-1,200
-1,200
-1,200
Recoveries of amounts previously written off
39
39
Foreign exchange and other movements
-28
-42
-226
-297
Closing balance at 31 December 2020
841,562
581
61,981
1,476
13,398
3,797
916,942
5,854
1 At the end of December 2020, the gross carrying amounts included loans and advances to central banks (€
109.2

billion), loans and advances to banks (€
25.4

billion), financial assets at FVOCI (€
34.0

billion), securities at amortised cost (€
50.6

billion), loans and advances to customers
(€
599.7

billion) and contingent liabilities (credit replacements) in scope of IFRS 9 (€
118.4

billion) and excludes receivables related to securities in reverse repurchase transaction

(€
-6.4

billion), cash collateral in respect of derivatives (€
-8.3

billion), the value adjustment hedged items (€
-1.0
billion), a receivable that is offset by a liquidity facility (€
-2.2

billion), on-demand bank balances (€
-2.2

billion) and other differences amounting to €
-0.3

billion.
2 Stage 3 Lifetime credit impaired includes €
3

million Purchased or Originated Credit Impaired.
3 At the end of December 2020, the stock of provisions included provisions for loans and advances to central banks (€
3

million), loans and advances to banks (€
23

million), financial assets at FVOCI (€
14

million), securities at amortised cost (€
17

million), provisions for loans and advances to
customers (€
5,779

million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€
17

million).

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Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty

(*)
Methodology (*)
Our methodology in relation to the adoption and generation of macroeconomic scenarios is described in this
section. We continue to follow this methodology in generating our probability-weighted ECL, with consideration of alternative scenarios and management adjustments supplementing this

ECL where, in management's opinion,
the consensus forecast does not fully capture the extent of recent credit or economic events. The macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS9 ECL’s.
Under IFRS 9, ING’s reportable ECL numbers are most sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability-weights applied to each of the three scenarios, and the criteria for
identifying a significant increase in credit risk. As such, these crucial components require consultation and
management judgement, and are subject to extensive governance.
Management adjustments can be applied where the impact of the updated macroeconomic scenarios is over-

or
under-estimated by the IFRS 9 models. As a result of the economic effects related to Covid-19, estimation uncertainty and level of management judgement increased resulting in the need for additional management
adjustments.
Baseline scenario (*)
As a baseline for IFRS 9, ING has adopted a market neutral view combining consensus forecasts for economic variables (GDP,

unemployment) with market forwards (for interest rates, exchange rates and oil prices). The
Oxford Economics’ Global Economic Model (OEGEM) is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and –
for some countries - unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency of the scenarios. As the baseline scenario is consistent
with the consensus view it can be considered as free from any bias.

The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model
governance. The scenarios are reviewed and challenged by two panels. The first panel consists of economic experts from Global Markets Research and Risk and Modelling specialists, while the second panel consists of
relevant senior managers.

Alternative scenarios and probability weights (*)
Two alternative scenarios are taken into account; an upside and a downside scenario. The alternative scenarios have to a large extent a technical character as these are based on the forecast errors of the OEGEM.
To understand

the baseline level of uncertainty around any forecast, Oxford Economics keeps track of all its forecast errors of the past 20 years. The distribution of forecast errors for GDP,

unemployment, house prices and
share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, Oxford Economics runs a survey with respondents from around the world and across a broad range of industries. In this survey the respondents put forward their views of key risks. Following the survey results, the distribution of forecast errors (that is being used for determining the scenarios) may be skewed.
For the downside scenario, ING has chosen for the 90th percentile of that distribution because this corresponds
with how within risk management earnings at risk is defined

within the Group. The upside scenario is
represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20%
probability for each alternative scenario. Consequently, the baseline scenario has a 60% probability weighting.
Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit
specific narrative.
Macroeconomic scenarios applied (*)
The provisions are based on the June 2021 consensus forecasts.
Baseline assumptions (*)
The June 2021 consensus anticipates global output (based

on average GDP growth in the 25 for ING most
relevant economies), after declining sharply in 2020 by
3.2
%, to bounce back to
6.0
% expected growth in 2021
and
4.3
% in 2022. For the years thereafter a levelling off to a below
3
% growth rate is being expected. The
consensus reflects that vaccination has picked up strongly in most developed economies allowing most governments to (further) re-open their economies. For Europe in particular the assumption is that it will turn a
corner in Q2 2021 as the speed of vaccination has picked up decisively and social distancing measures removed
or lessened, thus broadening the global economic recovery. The recovery of economies in Asia-Pacific, in which countries like China, Japan and Australia were already back at pre-crisis levels in 2020, is expected to continue. In the US, a stimulus-fuelled economic boom, that already brought back the economy to pre-crisis levels in Q2 2021,

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is expected to continue with growth rates of
6.6
% in 2021 and
4.3
% in 2022. The eurozone may reach pre-crisis
levels only by Q2 2022.
For most countries unemployment is expected to peak in 2020/21 and to gradually decline in the years
thereafter.

With the economic recovery expected to continue, unemployment to decrease and interest rates to remain low (albeit increasing), house prices can be assumed

to (continue to) increase.
When compared to the December 2020 consensus forecast, used for the 2020 Annual

Report, this quarter’s
forecast assumes a stronger economic recovery. Global GDP is expected to increase by
6.0
% in 2021 (compared
to
5.0
% assumed before) and
4.3
% in 2022 (
3.8
% assumed before). This upward adjustment follows on from a
more effective than expected roll-out of vaccination programs and generally better than expected realizations.
Alternative scenarios and risks (*)
Although vaccination against Covid-19 progresses swiftly in many countries, uncertainty surrounding the forecasts remain larger than usual, reflecting continued uncertainty around the development and impact of the pandemic. In 2020, the dispersion of the alternative scenarios has been widened to reflect the general increase
of uncertainty.
Specifically, the forecast bandwidths projected for the end of the forecast horizon has been applied to the near term as well. As the forecast-error distributions widen over time, this means that the distributions became wider
in the near-term and thus allowed for a wider range of possible outcomes. Meanwhile,

at the end of the scenario
horizon they remained unchanged and hence comparable to scenarios generated prior to the pandemic.
However, experience from 2020 shows that the economic harm from lockdowns has diminished over time.
Economies have become better at operating with lockdown restrictions in place (measures became more tailored and businesses more prepared). Oxford Economics’ research shows that the harm from lockdowns has halved from what it was in the first half of 2020. Following on from this, in the current scenarios the above mentioned
overlay to the near-term dispersion has been halved while the downward skew following on from the outcomes of Oxford Economics’ Global Risk Survey has been maintained. As a result from this adjustment, the near-term
dispersion of the forward-looking distributions (from which the alternative scenarios are being derived)

remains
larger than in normal times, but it now also reflects the adaptability of economies to the pandemic.

The upside scenario – though technical in nature – for most countries implies a quick return of output to its pre-
coronavirus baseline forecast and more positive medium-term prospects than envisaged in the baseline scenario.
In this scenario unemployment rates quickly fall back from their peaks.
The downside scenario, while being equally technical in

nature, results in a renewed global downturn in the near-
term. The downside scenario reflects the risk of the coronavirus pandemic not only continuing to pose significant
risks to the near-term outlook but also of leaving longer-lasting scars on the supply side of economies (faster
private sector de-leveraging, austerity measures from governments to reduce overall debt, weaker productivity growth).
Management adjustments applied (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly,
models alone may not be able to accurately predict losses. In these cases management adjustments can be
applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the
updated macroeconomic scenarios is over-

or under-estimated by the IFRS 9 models.
An overlay of €
296

million was taken in June 2021 (31 December 2020: €
394

million) because of time lags in
defaults occurring in this crisis, as a result of support programmes, while GDP growth forecasts were improving
as more favourable 2021 GDP growth forecasts (and subsequent years) are now being taken into account in the models. As it is expected that additional defaults as a result of the crisis will still come in, the €
296

million overlay
was calculated using a scenario with a time lag between GDP growth forecasts deteriorating and defaults occurring.
Looking forward, it is expected that the phasing out of the Covid-19 related government support measures, such
as Payment Holidays, tax deferrals or subsidies, in the course of 2021 could lead to more business insolvencies and unemployment. This could lead to more clients that have currently taken payment holidays or benefited from other support measures getting into financial difficulties and to higher levels of defaults.

To the extent

ING believes that the elevated risk related to government support measures is not yet covered in the IFRS 9 models, a management adjustment has been recognised. This management adjustment has been
recognised for SME and mid-corporate portfolios as these portfolios are considered to be most at risk as having the highest percentage of customers that requested for payment holidays or include the sectors most dependent on the government support measures compared to other portfolios. As at 30 June 2021 ING has recognised a

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management adjustment of €
99

million in the Netherlands (31 December

2020: €
85

million) and €
146

million in
Belgium (31 December 2020: €
131

million) as they are the largest SME portfolios and not significantly impacted by macroeconomic forecasts updates. Furthermore, a management adjustment of €
17

million (31 December
2020: €
28

million) has been recognised in Australia for the mortgage portfolio which is also a portfolio where relative many payment holidays are granted and which is considered at risk.
Given positive developments among

which the increase in oil price, the management

adjustment for the
upstream oil book of €
25

million as at 31 December 2020 has been released in the

first 6 months of 2021,
however a new €
39

million management adjustment for the Acquisition Finance book has been recognised, given
higher risk in the book due to the leveraged nature of the book.
Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in the
ECL collective-assessment modelling process and the probability-weights applied to each of the three scenarios.
The countries included in the analysis are the most significant geographic regions, in terms of both gross
contribution to reportable ECL, and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios to present the most significant risk of a material change to the carrying amount of
financial assets within the next financial year. ING also observes that, in general, the Wholesale Banking business is more sensitive to the impact of forward-looking macroeconomic scenarios.
The purpose of the sensitivity analysis is to enable the

reader to understand the extent of the impact on model
based reportable ECL from the upside and downside scenario. The table does not include any management
adjustments, except for the overlay for time lag in defaults of €
296

million as at 30 June 2021.
In the table below the Real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force and the house price index (HPI) in percentage year-on year change.
While the table does give a high-level indication of the sensitivity of the outputs to the different scenarios, it does
not provide insight into the interdependencies and correlations between different macroeconomic variable inputs. On total ING level, the unweighted ECL for all collective provisioned clients in the upside scenario was
€
2,757

million, in the baseline scenario €
2,933

million and in the downside scenario €
3,307

million compared to
€
2,973

reportable collective provisions currently accounted for (including time lag overlay, excluding other management adjustments).
When compared to the sensitivity analysis of 2020 the macroeconomic inputs are different, as macroeconomic
forecasts have improved since December 2020. Furthermore the dispersion of the up-

and downside scenario
around the baseline scenario has been reduced, reflecting the decreased uncertainty related to the impact of
Covid-19.
The following table shows the sensitivity of the ECL figures to a change in macroeconomic forecasts, as it shows
also the unweighted ECL as calculated before applying the scenario probabilities.

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Sensitivity analysis as at 30 June 2021

(*)
2021 2022 2023
Un-weighted
ECL (Eur mln)
Probability-
weighting
Reportable ECL
(Eur mln)
1
Netherlands
Upside scenario
Real GDP
3.3
4.5
3.2
341
20
%
382
Unemployment
4.0
4.0
3.2
HPI
11.0
16.3
4.6
Baseline Scenario

Real GDP
2.6
3.2
1.9
374
60
% Unemployment
4.8
4.8
4.7
HPI
7.9
2.6
2.5
Downside scenario
Real GDP
0.1
0.6
1.0
448
20
% Unemployment
6.1
7.1
7.7
HPI
4.6
-12.6
-0.4
Belgium
Real GDP
4.9
4.8
2.6
486
20
%
511
Unemployment
6.4
6.0
5.5
HPI
2.7
2.6
3.5
Baseline Scenario

Real GDP
4.2
3.5
2.2
507
60
% Unemployment
7.0
6.4
6.2
HPI
1.9
1.6
2.6
Downside scenario
Real GDP
2.6
1.4
1.7
550
20
% Unemployment
8.2
8.5
8.5
HPI
1.1
-0.1
1.7
Germany
Upside scenario
Real GDP
4.5
5.9
1.9
517
20
%
543
Unemployment
3.3
2.7
2.0
HPI
10.6
6.8
4.0
Baseline Scenario

Real GDP
3.3
4.1
1.5
540
60
% Unemployment
4.2
3.8
3.6
HPI
9.4
3.1
0.7
Downside scenario
Real GDP
1.3
1.0
0.2
580
20
% Unemployment
5.3
5.4
5.5
HPI
7.9
-1.5
-2.9
United States
Upside scenario
Real GDP
8.2
5.3
3.0
86
20
%
115
Unemployment
4.3
2.8
2.0
HPI
11.6
8.7
9.9
Baseline Scenario

Real GDP
6.6
4.3
2.3
107
60
% Unemployment
4.7
3.8
3.6
HPI
11.1
4.9
4.1
Downside scenario
Real GDP
4.4
1.2
0.7
167
20
% Unemployment
6.7
6.7
7.5
HPI
10.2
-0.1
-2.3
1 Sensitivity does only include the effect of time lag overlay, other management adjustments are excluded.

Sensitivity analysis as at 31 December 2020

(*)
2021 2022 2023
Un-weighted
ECL (Eur mln)
Probability-
weighting
Reportable ECL
(Eur mln) 1
Netherlands
Upside scenario
Real GDP
5.3
3.3
2.8
383
20
%
468
Unemployment
5.1
3.9
3.0
HPI
8.1
6.3
4.7
Baseline Scenario

Real GDP
2.8
2.9
1.9
441
60
% Unemployment
5.8
5.2
4.7
HPI
-1.9
-1.6
4.5
Downside scenario
Real GDP
-4.9
4.8
1.4
636
20
% Unemployment
7.7
7.8
7.9
HPI
-12.3
-11.0
4.3
Belgium
Real GDP
6.9
3.3
2.4
494
20
%
559
Unemployment
7.3
6.2
5.8
HPI
-0.2
4.2
4.8
Baseline Scenario

Real GDP
4.5
3.3
2.3
540
60
% Unemployment
7.5
6.3
6.3
HPI
-1.7
3.5
3.8
Downside scenario
Real GDP
-0.4
4.0
2.2
681
20
% Unemployment
9.4
9.1
8.8
HPI
-3.6
2.5
2.9
Germany
Upside scenario
Real GDP
7.6
3.3
1.5
504
20
%
558
Unemployment
3.0
2.2
1.8
HPI
3.5
8.3
6.6
Baseline Scenario

Real GDP
3.9
3.4
1.6
541
60
% Unemployment
4.1
3.5
3.5
HPI
0.4
4.8
3.1
Downside scenario
Real GDP
-2.4
3.5
1.3
662
20
% Unemployment
5.6
5.3
5.6
HPI
-3.5
0.8
-0.9
United States
Upside scenario
Real GDP
5.6
4.1
3.8
93
20
%
189
Unemployment
5.0
3.0
1.9
HPI
6.2
9.4
9.3
Baseline Scenario

Real GDP
4.0
3.2
2.5
134
60
% Unemployment
6.0
4.7
4.1
HPI
4.3
4.1
4.0
Downside scenario
Real GDP
-6.3
6.8
1.9
448
20
% Unemployment
8.5
7.9
7.6
HPI
1.2
-1.9
-2.3
1 Sensitivity does only include the effect of time lag overlay, other management adjustments are excluded.

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23
Criteria for identifying a significant increase in credit risk (*)
All assets and off-balance sheet items that are in scope of IFRS 9 impairment and which are subject to collective
ECL assessment are allocated a 12-month ECL if deemed to belong in stage 1, or a lifetime ECL if deemed to belong in stages 2 and 3. An asset belongs in stage 2 if it is considered to have experienced a significant increase in credit risk since initial origination or purchase. The stage allocation process involves an asset’s derived scenario weighted average PD being assessed against a set of PD threshold bandings, which determines the appropriate staging and ECL. Stage 2 is triggered when either a threshold for absolute change in lifetime PD or relative change in lifetime PD is hit. The thresholds for the absolute change in lifetime PD vary between
75
bps for Retail
portfolios,
100
bps for Wholesale and
250
bps for SMEs, based on the characteristics of the specific portfolio. We are however in a transition phase to determine this on a portfolio level, which has been implemented for a few
Turkish and Polish models which already have deviating lifetime PD thresholds. The threshold for the relative change in lifetime PD is inversely correlated with the PD at origination; the higher the PD at origination, the lower the threshold. Despite this, the relative threshold is sensitive for investment grade assets while the absolute threshold primarily affects speculative grade assets. On ING Group level, the total ECL collective-assessment for performing assets is €
1,418

million (2020: €
1,678

million) (without taking management adjustments other than
time lag overlay into account).
The setting of PD threshold bandings requires management judgement, and is a key source of estimation uncertainty. To

demonstrate the sensitivity of the ECL to these PD thresholds bandings,

analysis was run on all
collectively-assessed assets, which assumed all assets (stage 1 and 2) were below the threshold, and apportioned
a 12-month ECL. On the same asset base, analysis was run

which assumed all performing assets were above the
threshold, and apportioned a lifetime ECL. This gave rise to hypothetical collective-assessment ECLs of €
989
million (2020: €
1,242

million) and €
2,665

million (2020: €
3,552

million) respectively. Please note that in this
analysis all other ECL risk parameters (except for the stage) were kept equal.
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation. An asset can change stages as a result of being in arrears, being on a Watch List or being forborne, among other triggers. Refer to section 1.7.8 of Note 1 ‘Basis of preparation and accounting policies’ in the

Annual Report ING Group for the
year ended December 31, 2020 for an exhaustive list. Furthermore, this analysis is rudimentary in that other
parameters would change when an asset changes stages.
Market risk in banking books (*)
IBOR transition (*)
Interbank offered rates, such as EURIBOR and LIBOR, are widely used benchmarks to set interest rates across a broad range of financial products and contracts. In line with the recommendations from the Financial Stability
Board, a fundamental review of the major interest rates benchmarks has been undertaken. For the eurozone, this led to a reform of the EURIBOR benchmark rate and the development of €STR as the recommended nearly
risk-free-rate (RFR) to replace EONIA. For LIBOR benchmarks, the reform will include replacing current LIBOR rates with alternative, nearly risk-free rates.

The US and UK RFR working groups have recommended SOFR and
SONIA as the replacement rates for USD and GBP LIBOR respectively. This transition process is at different stages and progressing at different speeds, across several major currencies.

The reform of EURIBOR was completed in 2019 and consisted of a change to the underlying calculation methodology. The Belgian Financial Services and Markets Authority has granted authorisation with respect to
EURIBOR under the EU Benchmarks Regulation. This allows market participants to continue to use EURIBOR for
both existing and new contracts.

In addition, the Working Group on Euro Risk-Free Rates has recently completed its work on developing recommended fallbacks for EURIBOR contracts based on €STR.

It is expected that these
recommendations will be used by the industry to improve fallback language for both new and existing EURIBOR contracts.
EONIA will cease to be published on 3 January 2022 and

cannot be used in any contracts that may be outstanding
at that time. The transition of existing contracts and products that rely on EONIA is ongoing. EONIA and €STR are both overnight rates and the spread between them was established and fixed in 2019 so this transition is considered less complex than that for LIBOR. ING has transitioned a large number of

EONIA dependent current
accounts in the course of 2021. Clearing houses transitioned EUR cleared derivatives to €STR discounting in July
2020, leaving the task of processing similar changes to our bilateral arrangements. A key challenge to complete this transition is obtaining active engagement from our clients, which is also noted by other financial institutions
and hence subject to discussion, to identify possible

actions, in the Working Group on Euro RFRs.

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The administrator of LIBOR confirmed on 5 March 2021 its plans for the cessation of most LIBOR rates at the end
of 2021, with an 18 month extended period of publication for the most commonly used USD LIBOR tenors.

The
extended timeline for USD LIBOR is only intended to support existing USD products, as the expectation from U.S.
and other key non-U.S. Regulatory Agencies is that USD LIBOR should not be used after the end of 2021 for new
contracts.

This extension is seen as a welcome step, and allows the industry time to shift some focus onto the
other LIBOR rates in 2021.

Hence in 2021 ING will focus on conducting new business

using the recommended
alternative rates and transitioning existing GBP/CHF/JPY

LIBOR referenced cash instruments (e.g. loans, bonds)
and derivatives. This aligns with our increasing ability to offer RFR products and for example we have already started participating/arranging SONIA based loans.
The financial sector has issued a number of interim

targets, guidance papers and other initiatives to help phase in key components of this transition. For example significant progress has been made to address deficiencies in derivative fallback clauses. ISDA has issued an IBOR fallback supplement to help ensure clear fallback rates will
apply on the discontinuation of certain key IBORs. From the effective date of 25 January 2021, all new derivatives that reference these ISDA definitions

automatically include these updated fallbacks. The Group and many other parties have also adhered to a protocol to implement these fallbacks into derivative contracts that were entered into before the effective date. If both counterparties adhere to the protocol, these updated fallbacks are automatically incorporated into existing derivative contracts. For loans, various recommendations have been made to help drive consistent inclusion of robust fallbacks and/or rate switch mechanisms for new contracts.
These industry recommendations are incorporated into our contract templates used for new lending.
Public authorities have also recognised that certain LIBOR contracts do not contain provisions for any alternatives, contain inappropriate alternatives, or cannot be renegotiated or amended prior to the expected cessation of LIBOR. In response, the European Commission

has implemented legislation that gives the
Commission the power to replace critical benchmarks if their termination would significantly disrupt or otherwise
affect the functioning of the financial markets in the EU. In addition, the UK government has granted additional powers to the FCA to enable the temporary publication of a ‘’synthetic’’ LIBOR using a different methodology and inputs, that could be used to reduce the disruption to any holders of tough legacy contracts. However, there is no certainty as to the conditions the FCA will apply when exercising these powers and the FCA has consequently encouraged users of LIBOR to renegotiate or amend as many contracts as possible before cessation of the relevant LIBOR.

ING Group has significant exposures to IBORs on its financial instruments that will be reformed as part of this
market-wide initiative. The potential discontinuation of interest rate benchmarks, or changes in the methodology or manner of administration of any benchmark, could result in a number of risks for ING Group, its customers,
and the financial services industry more widely. These risks include legal risks in relation to any required changes to documentation for new and existing transactions. Financial risks (predominantly limited to interest rate risk)
may also arise from any changes in the valuation of financial instruments linked to such benchmarks and declining liquidity may impact a contract directly or the ability to hedge the risks in that contract. Changes in
valuation, interest calculation methodology or documentation may also result in complaints or litigation. The
Group is also exposed to operational risks or may incur additional costs due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes. Conduct risk is also relevant in relation to communications and transition activities with clients or other parties during the transition period.

For example,
the renegotiation of loan contracts requires active engagement from both parties or multiple parties in the case
of syndicated loans, which is seen as one of the key challenges and may lead to negotiations and the required
contractual updates occurring later than planned and concentrated in a period close to actual cessation.

ING
continues to reach out to impacted clients in order to best support the relevant industry timelines and regulatory guidelines, many of which are reliant on customer preferences and readiness.
The ING IBOR programme has a robust governance in place, with progress being tracked by business line steering committees reporting into a central IBOR steering committee. The programme assesses and coordinates the actions necessary to manage the required changes to internal processes and systems, including pricing,

risk
management, legal documentation, hedge arrangements, as well as the impact on our customers. ING continues to monitor market developments, and the outcome of several remaining uncertainties such as the use and availability of term rates, to anticipate the impact on the program, our customers and any related risks.
As at 30 June 2021 approximately EUR
41

billion (31 December 2020: EUR
39

billion) of non-derivative financial
assets and approximately EUR
2

billion (31 December 2020: EUR
5

billion) of non-derivative liabilities have yet to
transition to alternative benchmark rates. This represents approximately
15

thousand contracts. In addition, ING
had as at 30 June 2021 approximately EUR
20

billion of committed undrawn credit facilities linked to benchmark rates that have yet to transition.

Contents
Interim Report
Risk Management
Condensed consolidated
interim financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
25
The tables below summarize these approximate exposures by significant benchmark rate and excludes exposures that will expire before transition is required. For all rates except USD LIBOR this has been taken as 31 December
2021. For USD LIBOR 30 June 2023 has been taken as the benchmark will be available to support existing
contracts until that time. Comparatives for USD LIBOR have been updated to reflect this as well.

Non derivative Financial instruments

to transition to alternative benchmarks

(*)
30 June 2021
in EUR million
Financial Assets non-
derivative
Financial Liabilities

non-
derivative
Off balance sheet
commitments
Carrying value
(in EUR mln)
Carrying value
(in EUR mln)
Nominal value
(in EUR mln)
By benchmark rate
GBP LIBOR
6,825
424
3,798
USD LIBOR
33,703
1,459
12,445
CHF LIBOR
243
50
404
JPY LIBOR
225
33
136
EUR LIBOR
200
2,808
EONIA
344
39
Total
41,196
2,310
19,630
Non derivative Financial instruments

to transition to alternative benchmarks

(*)
31 December 2020
in EUR million
Financial Assets non-
derivative
Financial Liabilities

non-
derivative
Off balance sheet
commitments
Carrying value
(in EUR mln)
Carrying value
(in EUR mln)
Nominal value
(in EUR mln)
By benchmark rate
GBP LIBOR
6,912
259
3,732
USD LIBOR
30,959
3,796
9,376
CHF LIBOR
345
42
321
JPY LIBOR
225
41
79
EUR LIBOR
422
8
2,564
EONIA
100
728
39
Total
38,963
4,873
16,111
As at 30 June 2021 approximately EUR
538

billion derivatives notional exposures linked to benchmark rates have yet to transition. The majority of derivatives are transacted with clearing houses which will transition through a
standardized exercise in December 2021 (except USD LIBOR). For not centrally cleared derivatives the main transition will occur via ISDA IBOR fallback protocol at the relevant IBOR cessation date.

Comparatives have been
updated to improve consistency and comparability with the current period disclosure.
Derivative Financial instruments

to transition to alternative

benchmarks (*)
30 June 2021 31 December 2020
in EUR million
Nominal value
(in EUR mln)
Nominal value

(in EUR mln)
By benchmark rate 1
GBP LIBOR
31,045
27,031
USD LIBOR
369,056
355,066
CHF LIBOR
12,308
9,710
JPY LIBOR
92,874
87,057
EONIA
32,730
29,593
Total
538,013
508,457
1 For cross currency swaps all legs of the swap are included that are linked to a main IBOR that is significant to ING Group.
The table above does not include EURIBOR exposures as the reformed EURIBOR is compliant with the EU
Benchmarks Regulation and there are no plans to discontinue the rate.
ING Group also has exposure to interest rate benchmark reform in respect of its cash collateral balances across some of its Credit Support Annex agreements. This exposure is not included within the table above.
Given that IBOR reform may have various accounting implications, the International Accounting Standards Board
(IASB) has undertaken a two phase project:

● Phase 1 addresses those issues that affect financial reporting before the replacement of an existing benchmark. Phase 1 amendments to IFRS were issued by the IASB in

2019 and were early adopted by ING
Group in the same year. This allowed and still continues to allow ING to apply a set of temporary exceptions to continue hedge accounting even when there is uncertainty about contractual cash flows arising from the reform. Under these temporary exceptions, interbank offered rates are assumed to continue unaltered for the purposes of hedge accounting until such time as the

uncertainty is resolved.

Contents
Interim Report
Risk Management
Condensed consolidated
interim financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
26
● Phase 2 focuses on issues that may affect financial reporting when the existing benchmark rate is reformed or replaced. Phase 2 amendments to IFRS were issued by the IASB in

2020 and became effective in 2021.
Phase 2 amendments to IFRS relate mainly to accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities due to the IBOR reform and impact on hedge accounting when an existing benchmark rate is reformed or replaced with an alternative risk free rate. Refer to section 1.4.1 of Note 1 ‘Basis of preparation and accounting policies’ of the financial statements.
As explained above, Phase 1 and Phase 2 IBOR amendments

to IFRS, amongst other changes, provide specific
hedge accounting reliefs that allow hedge accounting relationships to continue when IBOR Reform is ongoing.
Phase 1 reliefs cease when uncertainty arising from IBOR Reform is no longer present with respect to the timing and amount of the IBOR-based cash flows of the relevant instruments. Although the administrator of LIBOR
confirmed on 5 March 2021 its plans for the cessation of most LIBOR rates, there is still uncertainty with respect to the timing of the IBOR transition as well as the transition strategy for individual hedged items and/or hedging instruments. It is ING Group’s policy to cease to apply Phase 1 reliefs when the applicable contract (either hedging instrument or hedged item) are actually modified.

As a result, the applicable Phase 1 reliefs will continue
to apply until the relevant contract is modified. At that point in time, Phase 2 reliefs will become applicable.
Other risks and uncertainties
Because we are a financial services company conducting business on a global basis, our revenues and earnings
are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and
volatility of such factors have adversely affected, and may continue to adversely affect, the profitability,

solvency
and liquidity of our business.

Factors such as effects of the Covid-19 pandemic, consequences of the United Kingdom`s withdrawal from the
European Union, interest rates, securities prices, credit ratings, credit spreads, liquidity spreads, exchange rates, discontinuation of or changes to ‘benchmark’ indices, consumer spending,

changes in client behaviour, business
investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, operational risks, political events and trends, non-compliance with
(or changes) in laws and regulations, climate change, terrorism, as well as inability to protect our intellectual property and infringement claims by third parties, to achieve our strategy or to retain key personnel may all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region.

Additional risks of which ING is not presently aware, or that are currently viewed as less material than the risks
described above, could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. For more information on risks, please
refer to “Other information and appendices - Risk Factors” in the Annual Report ING Group for the year ended
December 31, 2020."
Developments on KYC

In the first half year of 2021, the Risk Committee and the Supervisory

Board continued to focus on the progress in
the bank-wide Know Your Customer Enhancement Programme and in the ongoing day-to-day KYC operations.
The KYC Enhancement Programme encompasses all client segments in all ING business units. The programme
consisted of three parts: (a) look-back analysis on past deficiencies in post-transaction monitoring, which is completed. The look-back analysis consisted of screening of transactions executed in the past and following reporting processes where applicable; (b) enhancement of customer due diligence files with the aim to document
sufficiently the knowledge the bank has about its clients in line with past and new requirements; (c) structural
solutions that should support getting sustainably better in addressing Financial Economic Crime

(FEC)/Anti
Money Laundering (AML) risks in our portfolio and complying

with laws and regulations. The structural solutions
are structured in various workstreams and range from Policy and Behavioural deliverables to Globally standardized Technology

solutions.

In the first half-year 2021, ING continued to make progress in executing the Global KYC Enhancement Program.
Key achievements in the past months include among others:
●
The completion of the global roll out of the new solution

for continuous Adverse Media Screening to enable
ING to better identify customers involved in criminal activity;
● The Global KYC Innovation Committee was established to centrally steer and prioritise all Innovation initiatives in the KYC area in ING;
● The Retail KYC Committee was established [replacing earlier C&G and Market Leaders committees] covering all Retail and Business Banking customers to better address existing inefficiencies in processes, approaches, tooling and decision making across the business lines;
●
The adoption of ING’s 2021 Global KYC RAS, which includes an increased number of inclusions now covering
all functional KYC areas; and

Contents
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Risk Management
Condensed consolidated
interim financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
27
● Behavioural Risk Management continued with Behavioural Risk follow-up measurements and targeted interventions, further strengthening the awareness on behavioural risk in the organization.
ING also completed the re-planning of the workstream related to the roll out of the Global bank-wide KYC case management system, resulting in prolonged timelines. ING continues the process of executing its Global KYC
Enhancement Program, while balancing with the increasing ongoing day-to-day KYC operations.

Contents
Interim Report
Risk Management
Condensed consolidated
interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
28
Condensed consolidated statement

of financial position
in EUR million
30

June

2021
31
December
2020
30

June

2021
31
December
2020
Assets Liabilities
Cash and balances with central banks
121,331
111,087
Deposits from banks

7
89,134
78,098
Loans and advances to banks
26,198
25,364
Customer deposits
620,564
609,517
Financial assets at fair value through profit or loss

2
121,402
103,370
Financial liabilities at fair value through profit or loss

8
87,141
82,781
Financial assets at fair value through other comprehensive income

3
33,016
35,895
Current tax liabilities
290
342
Securities at amortised cost
49,467
50,587
Deferred tax liabilities
356
343
Loans and advances to customers

4
607,777
593,970
Provisions
756
691
Investments in associates and joint ventures

5
1,461
1,475
Other liabilities
13,652
11,609
Property and equipment
2,631
2,841
Liabilities held for sale

6
2,243
Intangible assets
1,315
1,394
Debt securities in issue

9
91,840
82,065
Current tax assets
679
419
Subordinated loans

10
14,791
15,805
Deferred tax assets
1,352
1,596
Total liabilities
920,767
881,250
Other assets
7,743
5,893
Assets held for sale

6
1,278
Equity

11
Share capital and share premium
17,144
17,128
Other reserves
1,870
2,342
Retained earnings
34,882
32,149
Shareholders’ equity (parent)
53,896
51,619
Non-controlling interests
987
1,022
Total equity
54,883
52,640
Total assets
975,650
933,891
Total liabilities and equity
975,650
933,891
References relate to the accompanying notes. These are an integral part of the Condensed consolidated Interim financial statements.

Contents
Interim Report
Risk Management
Condensed consolidated
interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
29
Condensed consolidated statement

of profit or loss
for the periods ended 30 June
6 month period 1 January to 30 June 1 January to 30 June
in EUR million 2021 2020 2021 2020
Continuing operations
Interest income using effective interest

rate method
9,313
10,935
Addition to loan loss provisions

4
131
1,998
Other interest income
1,368
1,026
Staff expenses

2,938
2,923
Total interest

income

10,680
11,962
Other operating expenses

15
2,621
2,703
Total expenses

5,691
7,623
Interest expense using effective interest

rate method
-2,534
-4,160
Other interest expense
-1,125
-925
Result before tax from continuing operations
4,484
1,065
Total interest

expense

-3,659
-5,085
Taxation

1,265
438
Net interest income

12
7,021
6,877
Net result from continuing operations
3,219
626
Net fee and commission income

13
1,710
1,506
Valuation results and net trading income

1,212
-4
Investment income

49
40
Net result (before non-controlling interests)
3,219
626
Other income

14
184
269
Net result attributable to Non-controlling interests
59
36
Total income
10,175
8,688
Net result attributable to shareholders of the parent
3,161
591
in EUR
Earnings per ordinary share

16
Basic earnings per ordinary share
0.81
0.15
Diluted earnings per ordinary share
0.81
0.15
Earnings per ordinary share from continuing operations

16
Basic earnings per ordinary share from continuing operations
0.81
0.15
Diluted earnings per ordinary share from continuing operations
0.81
0.15
References relate to the accompanying notes. These are an integral part of the Condensed consolidated Interim financial statements.

Contents
Interim Report
Risk Management
Condensed consolidated
interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
30
Condensed consolidated statement

of comprehensive income
6 month period 1 January to 30 June
in EUR million 2021 2020
Net result (before non-controlling interests)
3,219
626
Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use
-3
11
Remeasurement of the net defined benefit asset/liability

29
84
Net change in fair value of equity instruments at FVOCI
90
-311
Change in fair value of own credit risk of financial liabilities at FVPL
17
11
Items that may subsequently be reclassified to the statement of profit or loss:
Net change in fair value of debt instruments at FVOCI
-108
-81
Realised gains/losses on debt instruments at FVOCI reclassified to the statement of profit or loss
-30
-27
Changes in cash flow hedge reserve
-673
644
Exchange rate differences
158
-691
Share of other comprehensive income of associates and joint ventures and other income
-2
2
Total comprehensive

income
2,698
268
Comprehensive income attributable to:
Non-controlling interests
-31
134
Equity holders of the parent
2,730

2,698

Contents
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Risk Management
Condensed consolidated
interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
31
Condensed consolidated statement

of changes in equity

in EUR million
Share capital
and share
premium
Other
reserves
Retained
earnings
Shareholders'
equity (parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2020
17,128
2,342
32,149
51,619
1,022
52,640
Net change in fair value of equity instruments at fair value through other comprehensive income
89
0
89
1
90
Net change in fair value of debt instruments at fair value through other comprehensive income
-106
-106
-1
-108
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
-30
-30
-0
-30
Changes in cash flow hedge reserve
-577
-577
-96
-673
Realised and unrealised revaluations property in own use
-6
3
-3
-0
-3
Remeasurement of the net defined benefit asset/liability

29
29
29
Exchange rate differences and other
151
151
6
158
Share of other comprehensive income of associates and joint ventures and other income
-37
35
-2
-2
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
17
17
17
Total amount

recognised directly in other comprehensive income net of tax
-469
38
-431
-90
-521
Net result
3,161
3,161
59
3,219
Total comprehensive

income net of tax
-469
3,198
2,730
-31
2,698
Dividends

-468
-468
-4
-472
Changes in treasury shares
-4
-4
-4
Employee stock option and share plans
16
3
19
0
19
Balance as at 30 June 2021
17,144
1,870
34,882
53,896
987
54,883
Changes in individual Reserve components are presented in Note 11 ‘Equity’.

Contents
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Condensed consolidated
interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
32
Condensed consolidated statement

of changes in equity - continued
in EUR million
Share
capital and
share
premium
Other
reserves
Retained
earnings
Share-
holders'
equity
(parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2019
17,117
4,013
29,866
50,996
893
51,889
Net change in fair value of equity instruments at fair value through other comprehensive income

-310
-2
-312
0
-311
Net change in fair value of debt instruments at fair value through other comprehensive income

-76
-76
-5
-81
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
-27
-27
-1
-27
Changes in cash flow hedge reserve
501
501
144
644
Realised and unrealised revaluations property in own use
9
2
11
0
11
Remeasurement of the net defined benefit asset/liability
84
84
84
Exchange rate differences and other
-650
-650
-41
-691
Share of other comprehensive income of associates and joint ventures and other income
54
-52
2
2
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
11
11
11
Total amount

recognised directly in other comprehensive income net of tax
-404
-52
-456
98
-358
Net result
591
591
36
626
Total comprehensive

income net of tax
-404
539
135
134
268
Dividends

-3
-3
Changes in treasury shares
6
6
6
Employee stock option and share plans
11
1
12
0
12
Changes in the composition of the group and other changes
-1
-1
Balance as at 30 June 2020
17,128
3,616
30,406
51,149
1,022
52,171

Contents
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Risk Management
Condensed consolidated
interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
33
Condensed consolidated statement

of cash flows
1 January to 30 June 1 January to 30 June
in EUR million
2021 2020 2021 2020
Cash flows from operating activities

Disposals and redemptions: – Associates and joint ventures
37
12
Result before tax
4,484
1,065
- Financial assets at fair value through other comprehensive income
11,802
8,523
Adjusted for: – Depreciation and amortisation
418
402
- Securities at amortised cost
26,185
11,547
– Addition to loan loss provisions
131
1,998
– Property and equipment
9
4
– Other non-cash items in Result before tax
-624
1,285
– Other investments
0
8
Taxation

paid
-1,107
-1,149
Net cash flow from/(used in) investing activities

3,253
-9,627
Changes in:
–

Net change in Loans and advances to/from banks, not
available/payable on demand
7,944
51,912
–

Net change in Trading assets and Trading

liabilities
-5,159
3,208
Cash flows from financing activities
–

Loans and advances to customers
-13,380
-9,865
Proceeds from debt securities
42,208
48,565
–

Customer deposits
13,128
34,416
Repayments of debt securities
-32,233
-46,335
–

Other
-9,028
-5,849
Proceeds from issuance of subordinated loans
491
2,165
Net cash flow from/(used in) operating activities

-3,193
77,422
Repayments of subordinated loans
-1,455
-2,608
Repayments of principal portion of lease liabilities
-144
-132
Cash flows from investing activities Purchase/sale of treasury shares
-4
6
Investments and advances: - Associates and joint ventures
-31
-10
Dividends paid
-472
-3
- Financial assets at fair value through other comprehensive income
-9,381
-13,095
Other financing
2
0
- Securities at amortised cost
-25,190
-16,306
Net cash flow from/(used in) financing activities
8,395
1,658
– Property and equipment
-84
-144
– Other investments
-94
-165
Net cash flow
8,455
69,453
Cash and cash equivalents at beginning of year

111,566
54,031
Effect of exchange rate

changes on cash and cash equivalents
-357
-192
Cash and cash equivalents at end of the reporting period
119,663
123,292

Contents
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Risk Management
Condensed consolidated
interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
34
Condensed consolidated statement

of cash flows - continued
Cash and cash equivalents
in EUR million
30
June
2021
30
June
2020
Treasury bills and other eligible bills
39
170
Deposits from banks/Loans and advances to banks
-1,706
4,151
Cash and balances with central banks
121,331
118,971
Cash and cash equivalents at end of the reporting period
119,663
123,292

The table below presents the Interest and dividend received and paid.
in EUR million
30
June
2021
30
June
2020
Interest received
10,766
12,287
Interest paid
-4,674
-5,504
6,093
6,784
Dividend received 1
63
23
Dividend paid
-472
-3

1

Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, Financial assets at fair value through OCI, and from Investments in associates and joint ventures. Dividend paid and received from trading positions have been included.
Interest received, interest paid and dividends received are included in operating activities in the Condensed consolidated statement of cash flows. Dividend paid is included in financing activities in the Condensed
consolidated statement of cash flows.

Contents
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Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
35
Notes to the Condensed consolidated

interim financial statements
1

Basis of preparation and accounting policies
1.1 Reporting entity and authorisation of the Condensed consolidated interim financial statements
ING Groep N.V.

is a company domiciled in
Amsterdam, the Netherlands
. Commercial Register of Amsterdam,
number 33231073. These Condensed consolidated interim financial statements, as at and for the six month
period ended 30 June 2021, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together
referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over
40

countries.

The ING Group Condensed consolidated interim financial statements, as at and for the six month period ended
30 June 2021, were authorised for issue in accordance with a resolution of the Executive Board on 5 August
2021.
1.2 Basis of preparation of the Condensed consolidated interim financial statements

The ING Group Condensed consolidated interim financial statements have been prepared in accordance with
International Accounting Standard 34 ‘ Interim Financial Reporting’. The accounting policies used to prepare the Condensed consolidated interim financial statements are consistent with International Financial Reporting
Standards as issued by the International Accounting Standards Board (IFRS-IASB) and are consistent with those set out in the notes to the 2020 Consolidated financial statements as included in the

Annual Report on Form
20-F of ING Group except for the adoption of a number of amendments effective in 2021 as set out in

Note 1.4
‘Changes to accounting policies’.
The Condensed consolidated interim financial statements should be read in conjunction with

ING Group’s 2020
Consolidated financial statements as included in the Form 20-F.
The ING Group Condensed consolidated interim financial statements have been prepared on a going concern basis.
The Condensed consolidated interim financial statements are presented in euros and rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.
1.2.1 Presentation of Risk management disclosures
Certain disclosures of the nature and extent of risks related to financial instruments as disclosed in the 2020
ING Group Consolidated financial statements and included in the 2020 ING Group Annual

Report on Form 20-F
are updated and take into account Covid-19 developments in the first six months of 2021.
Although these disclosures are included in the ‘Risk management’

section, they are an integral part of the ING
Group Condensed consolidated interim financial statements. The disclosures are indicated by the symbol (*).
Chapters, paragraphs, graphs or tables within the risk management section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the Condensed consolidated
interim financial statements.
1.2.2 Reconciliation between IFRS-EU and IFRS-IASB
The 2020 ING Group Consolidated financial statements and the 2021 ING Group Condensed consolidated
interim financial statements are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial
Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions

ING Group made
with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’

regarding hedge
accounting for portfolio hedges of interest rate risk.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
36
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39. Under the EU IAS 39 carve-out,
hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB,
hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve-
out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the
possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied
alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Condensed consolidated interim financial statements on
Form 6-K.
In the first six months of 2021, interest yield increased resulting in a positive EU IAS39 carve out adjustment
(EUR
956

million) while interest yield decreased in 2020 resulting in a negative EU IAS39 carve out adjustment
(EUR
-493

million). The impact of the adjustment is mainly

reflected in line item ‘Valuation results and net
trading income’ in the statement of profit or loss.

A reconciliation of net-result and shareholders’ equity
between IFRS-EU and IFRS-IASB is included below.

Reconciliation net result under IFRS-EU and IFRS-IASB
1 January to 30 June
in EUR million 2021 2020
In accordance with IFRS-EU (attributable to the shareholders of the parent)
2,464
969
Adjustment of the EU IAS 39 carve-out
956
-493
Tax effect

of the adjustment
1
-260
115
Effect of adjustment after tax
697
-379
In accordance with IFRS-IASB (attributable to the shareholders of the parent)
3,161
591
Non-controlling interests
59
36
In accordance with IFRS-IASB Total

net result
3,219
626
1 includes the effect of changes in tax rate.

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB in EUR million
30
June
2021
31
December
2020
In accordance with IFRS-EU (attributable to the shareholders of the parent)
56,222
54,637
Adjustment of the EU IAS 39 carve-out
-3,132
-4,081
Tax effect

of the adjustment
805
1,063
Effect of adjustment after tax
-2,327
-3,018
Shareholders’ equity
53,896
51,619
Non-controlling interests
987
1,022
In accordance with IFRS-IASB Total

Equity
54,883
52,640

1.3 Impact of Covid-19
After the outbreak of the Covid-19 pandemic in 2020,

various governments issued programs offering guarantee
schemes for borrowers impacted by Covid-19. As at 30 June 2021 ING Group had approximately EUR
2.0

billion
of loans outstanding under these programs (31 December 2020: EUR
1.5

billion).

In Wholesale Banking the main schemes are being

offered in the Netherlands (Corporate Finance Guarantee
Scheme (“GO-C”)), in France (state-guarantee scheme Bpifrance) and Germany (guaranteed by KfW).

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
37
In Retail Banking these facilities include in the Netherlands the SME Credit

Guarantee Scheme (“BMKB-C”) and
the small credit facility (“Klein Krediet Corona” or KKC) for self-employed individuals.
In 2020 ING Group started an initiative with European Investment Bank to lend nearly EUR
800

million on
favorable terms to Dutch small and medium-sized enterprises that are affected by the economic impact of
Covid-19 and loans under this program have been recognized on the balance sheet of ING as from 2021.
Similar facilities are also offered by ING Group in other countries, mainly in Belgium and

Poland. ING Belgium
provided in 2020 loans under the state guarantee scheme GS1 which establishes risk sharing between banks
and the government. It applies to new loans to non-financial companies, SME and self-employed persons under
certain conditions. ING Bank Poland signed an agreement with BGK

(Polish State Development Bank) to
support clients with individual guarantee schemes, provided by BGK as a collateral (equivalent to a state guarantee).
Loans that have been originated under the above programs have been recognized on the consolidated statement of financial position of ING Group. Depending on the scheme,

the guarantees received are either
integral or non-integral to the origination of these loans. Following this, the guarantees are either reflected in the expected credit losses (ECL) associated with these loans or as separate reimbursement asset, respectively.
In either case, such guarantees have a similar impact on the statement of profit or loss and both reduce the
amount presented as ‘addition to loan loss provisions’.
In 2020 governments in almost all countries where ING Retail bank is active adopted measures providing for payment holidays to private individuals and small business loans. In the six month period ended 30 June 2021
most of these payment holiday programs expired. As at 30 June 2021, approximately
159

thousand customers
were granted payment holidays in the context of the Covid-19 pandemic (down from
196

thousand as at 31
December 2020 due to reimbursements and prepayments). The total exposure of loans for which a payment holiday is granted amounts to EUR
17.5

billion as at 30 June 2021 (EUR
19.4

billion as at 31 December 2020) of
which
96
% has expired.

The modification of contractual terms of loans subject to payment holiday arrangements does not automatically result in derecognition of the financial assets. Where applicable,

the carrying amount of the
financial asset has been recalculated as the present value of the renegotiated or modified contractual cash flows, discounted at the original effective interest rate and a gain or loss was recognized. This did not have a material impact on the profit or loss statement of ING Group.

As a result of the economic effects of Covid-19 estimation uncertainty and level of management judgement increased compared to before the Covid-19 pandemic in certain areas, such as the impairment assessment of
loan loss provisions (including the need for management adjustments). Please refer to paragraph 1.5
‘Significant judgements and critical accounting estimates and assumptions’.
1.4 Changes to accounting policies and presentation
ING Group has consistently applied its accounting policies to all periods presented in these Condensed
consolidated interim financial statements,

except for amendments that became effective in 2021.
1.4.1 Changes in IFRS effective in 2021
The following amended standards became effective in the current reporting period:
● Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and
Measurement’, IFRS 16 ‘Leases’,

IFRS 4 ‘Insurance Contracts’ and IFRS 7 ‘Financial Instruments:
Disclosures’: ‘IBOR Reform and its Effects on Financial Reporting – Phase 2’ (issued in August 2020);
● Amendments to IFRS 16 ‘Leases’: ‘Covid-19-Related Rent Concessions’ (issued in May 2020).
The IBOR Reform – Phase 2 amendments relate mainly to accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities due to the IBOR reform and impact on hedge
accounting when an existing benchmark rate is reformed or replaced with an alternative risk free rate.
Specifically, Phase 2 amendments require that the effective interest rate on debt financial instruments will be
adjusted, and hedge accounting will continue on transition to risk free rates, but only to the extent that the modifications made to financial instruments are those necessary to implement the IBOR Reform and that the
new basis for calculating cash flows is ‘economically equivalent’ to the previous basis. By applying these mandatory amendments, ING Group avoids recognising modification gains and losses on debt instruments that
would otherwise be required in the absence of Phase 2 amendments.

In addition, ING Group avoids hedge
accounting discontinuations when modifying both hedged items and hedging instruments as a consequence of
the IBOR reform that would otherwise be required in the absence of Phase 2 amendments.

Refer to ‘Risk
Management’ section – ‘Market Risk’ for more details.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
38
The amendments to IFRS 16 ‘Leases’ provide lessees with an

exemption from assessing whether a Covid-19-
related rent concession is a lease modification. As ING Group did not receive rent concessions as a lessee, these amendments had no impact on the accounting policies

of ING Group.
ING Group has not early adopted any standard, interpretation or amendment which has been issued, but is not
yet effective.
For further information, reference is made to Note 1 ‘Basis of preparation and accounting policies’, paragraph
1.4.2 ‘Upcoming changes in IFRS after 2020’ in the 2020 ING Group Consolidated financial statements.
1.5 Significant judgements and critical accounting estimates and assumptions
The preparation of the Condensed consolidated interim financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The
estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the
contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses for the period. The actual outcome may differ from these estimates. The process of setting assumptions is subject to internal control procedures and approvals.

Consistent with Note 1.5 ‘Significant judgements and critical accounting estimates and assumptions’ of the
2020 ING Group Consolidated financial statements, the following areas continue to require management to make significant judgements and use critical accounting estimates and assumptions based on the information
and financial data that may change in future periods:
● Loan loss provisions (financial assets);
●
The determination of the fair values of financial assets and liabilities;

●
Impairment assessment of non-financial assets;

●
Impairment assessment of an investment in associate;

● Provisions; and
●
Accounting for Targeted

Longer-Term

Refinancing Operations (TLTRO).

Of particular note to the six month period ended 30 June

2021 are the developments and judgements in the
areas of Loan loss provisions and TLTRO.
For Loan loss provisions this resulted in Covid-19 related management adjustment to the model-based
Expected Credit Losses. The Covid-19 management adjustment amounts to EUR
595

million in total as at 30
June 2021 and relates to Payment Holidays and other government support measures (EUR
260

million), the
time lag in defaults materialising (EUR
296

million) and Structured Acquisition Finance portfolio (EUR
39
million). This is a decrease of EUR
68

million in comparison to 31 December 2020.
Under the TLTRO III program, it is ING Group’s policy to recognise the conditional interest receivable only when
ING has a reasonable expectation that the lending growth targets will be met. ING Group interprets reasonable expectations as highly probable, i.e. the probability of meeting the lending targets is substantially greater than
the probability that it will not. As a result, if interest income is recognised during the period based on the
expectation of meeting the targets, there should be only a limited possibility that the interest may need to be
reversed in future periods. For details on the conditions of the TLTRO III programme and amount of interest income recognised in the reporting period, refer to Note 7 ‘Deposits from banks’ and Note 12 ‘Net interest income’ respectively.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
39
2

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss
in EUR million
30
June
2021
31
December
2020
Trading assets
50,652
51,356
Non-trading derivatives
2,112
3,583
Designated at fair value through profit or loss
5,421
4,126
Mandatorily measured at fair value through profit or loss
63,217
44,305
121,402
103,370

Trading assets include assets that are classified under IFRS as Trading, but are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio is related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting).
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss include securities lending and sales and repurchase
transactions which were not derecognised, because ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. For repurchase agreements the gross amount of trading assets must be considered together with the gross amount of related trading liabilities, which are presented separately on the statement of financial position since IFRS does not always allow netting of these positions in the statement of financial position.
ING Group’s exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:
Exposure to (reverse) repurchase agreements
in EUR million
30
June
2021
31
December
2020
Reverse repurchase transactions
Loans and advances to banks
4,463
4,869
Loans and advances to customers
1
624
Trading assets, loans and receivables
9,939
10,947
Loans and receivables measured at mandatorily fair value through profit or loss
60,124
41,735
74,526
58,175
Repurchase transactions
Deposits from banks
4,666
1,971
Trading liabilities, funds on deposit
6,658
5,787
Funds entrusted measured at designated at fair value through profit or loss
51,457
41,177
62,781
48,935

3

Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income by type in EUR million
30
June
2021
31
December
2020
Equity securities

2,434
1,862
Debt securities 1
29,693
32,977
Loans and advances
1
889
1,056
33,016
35,895

1 Debt securities include an amount of EUR
-12

million (31 December 2020: EUR
-12

million)

and the Loans and advances includes EUR
-1
million (31 December 2020: EUR
-2

million) of Loan loss provisions.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
40
Exposure to equity securities
Equity securities designated as at fair value through other comprehensive income
Carrying value Dividend income
30
June
2021
31
December
2020
1 January to 30 June
in EUR million 2021 2020
Investment in Bank of Beijing
1,748
1,662
Other Investments
686
200
15
2
2,434
1,862
15
2

For strategic equity securities, ING decided to apply the option to irrevocably designate these investments at fair value through other comprehensive income, instead of the IFRS 9 default measurement of fair value through profit or loss.

As at 30 June 2021 ING holds approximately
13
% (31 December 2020:
13
%)

of the shares of Bank of Beijing, a
bank listed on the stock exchange of Shanghai. As per regulatory requirements set by China Banking and
Insurance Regulatory Commission, ING, as a shareholder holding more than
5
% or more of the shares, is
required to supply additional capital when necessary.
No

request for additional capital was received in the first
six months of 2021 (2020: nil ).
Changes in fair value through other comprehensive income
The following table presents changes in financial assets at fair value through other comprehensive income.
Changes in fair value through other comprehensive income financial assets
FVOCI equity securities FVOCI debt instruments
1
Total
in EUR million
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
Opening balance as at 1 January
1,862
2,306
34,033
32,163
35,895
34,468
Additions
504
13
8,877
16,936
9,381
16,949
Amortisation
-7
-9
-7
-9
Transfers

and reclassifications

-16
-107
0
-16
-107
Changes in unrealised revaluations
2
9
-283
-694
520
-685
237
Impairments
-1
-2
-1
-2
Reversals of impairments
1
-4
1
-4
Disposals and redemptions
-1
-13
-11,800
-14,557
-11,802
-14,571
Exchange rate differences
76
-53
171
-1,017
247
-1,070
Changes in the composition of the group and
other changes
0
-0
2
2
2
2
Closing balance
2,434
1,862
30,582
34,033
33,016
35,895

1 Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2 Changes in unrealised revaluations of FVOCI debt instruments include changes on hedged items which are recognised in the statement of profit or loss. Reference is made to Note 11 ‘Equity’ for details on the changes in revaluation reserve.

In the first six months of 2021, changes in unrealised revaluations of debt securities decreased by

EUR –
694
million as a result of increased interest rates (2020: EUR
520

million).
In 2020, changes in unrealised revaluations of equity securities decreased mainly related to negative
revaluation of the stake in Bank of Bejing following a decline in share price (EUR
-339

million).

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
41
4

Loans and advances to customers
Loans and advances to customers by type
in EUR million
30
June
2021
31
December
2020
Loans to, or guaranteed by,

public authorities
41,936
41,502
Loans secured by mortgages
356,786
352,130
Loans guaranteed by credit institutions
5,810
5,201
Personal lending
27,138
27,794
Corporate loans
181,453
173,121
613,123
599,749
Loan loss provisions
-5,347
-5,779
607,777
593,970

For details on credit quality and loan loss provisioning, refer to ‘Risk management – Loan loss provisioning’
paragraph.
5

Investment in associates and joint ventures
Investments in associates and joint ventures
in EUR million
30 June 2021
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMBThanachart Bank Public Company Limited
23
652
1,166
47,077
41,631
442
352
Other investments in associates and joint
ventures
295
1,461

Investments in associates and joint ventures
in EUR million
31 December 2020
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMBThanachart Bank Public Company Limited
23
653
1,202
50,123
44,597
1,388
1,093
Other investments in associates and joint
ventures
273
1,475

The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group, but by no more than three months.
TMBThanachart Bank Public Company Limited
ING Group has a
23
% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the Stock Exchange of Thailand. TTB is providing products and services to Wholesale, Small and
Medium Enterprise (SME), and Retail customers.

TTB is accounted for as an investment in associate based on the size of ING shareholding and representation on the Board. IFRS requires to test its investment in TTB for impairment when there is an indication that impairment might exist.
Impairment testing
In the first half of 2021, the fair value of ING’s investment in TTB shows a significant and prolonged decline below purchase cost. This indicator triggered ING to perform an impairment test on the recoverability of the investment of TTB. The impairment test performed at 30 June 2021 did no
t result in an impairment.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
42
Methodology
The recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use
(‘VIU’). Fair value less costs of disposal is based on observable share price. The VIU calculation uses discounted
cash flow projections based on management’s best estimates. VIU is derived using a Dividend Discount Model
(DDM) where distributable equity, i.e. future earnings available to ordinary shareholders, is used as a proxy for future cash flows. The valuation looks at expected cash flows into perpetuity resulting in two main components to the VIU calculation:
i) the estimation of future earnings over a 5 year forecast period; and
ii) the terminal value being the extrapolation of earnings into perpetuity applying a long term growth
rate. The earnings that are used for extrapolation represent the stable long term financial results and position of TMB, i.e. a steady state. The terminal value comprises the majority of the total VIU.
Key assumptions used in the VIU calculation as at 30 June 2021

The value in use is determined using a valuation model which is subject to multiple management assumptions.
The key assumptions, i.e. those to which the overall result is most sensitive to, are the following:
● Expected future earnings of TTB: based on forecasts derived from broker consensus over the short to medium term and TTB observable targets for steady state earnings into perpetuity. A capital maintenance charge is applied, which is management’s forecast of the earnings that need to be withheld in order for
TTB to meet target regulatory requirements over the forecast period;
● Terminal growth rate:
2.15
% (2020:
1.6
%), consistent with current long term government bond yield in
Thailand as a proxy for a risk-free rate;
● Discount rate (cost of equity):
9.36
% (2020:
8.49
%), based on the capital asset pricing model (CAPM)
calculated for TTB, using current market data.
At 30 June 2021 the model was tested for reasonably possible changes to key assumptions in the model. This reflects the sensitivity of the VIU to each key assumption on its own and it is possible that more than one
favourable and/or unfavourable change may occur at the same time. Holding the other key assumptions constant, a reduction in all of the forecasted annual cash flows, including terminal value, of
15.4
% would
reduce the recoverable amount to the carrying amount. A
525
bps decrease in long term growth rate or a
143
bps increase in the discount rate would cause the VIU to equal the carrying amount.
Other investments in associates and joint ventures
Included in Other investments in associates and joint ventures are mainly financial services and financial
technology funds or vehicles operating predominantly in Europe.

Other investments in associates and joint ventures represents a number of associates and joint ventures that are individually not significant to ING Group.

Changes in Investments in associates and joint ventures
in EUR million
30
June
2021
31
December
2020
Opening balance as at 1 January
1,475
1,790
Additions
31
24
Revaluations
4
-3
Share of results
23
66
Dividends received
-31
-12
Disposals
-6
-12
Impairments
-3
-235
Exchange rate differences
-45
-144
Other
13
0
Closing balance
1,461
1,475

Share of results from associates and joint ventures of EUR
23

million (2020: EUR
66

million) as included in the
table above is mainly attributable to results of TTB of EUR
32

million (2020: EUR
70

million).
6

Assets and liabilities held for sale
Assets and liabilities held for sale includes disposal groups whose carrying amount will be recovered principally
through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon but for which the transaction has not yet closed or a sale is highly probable at the balance
sheet date but for which no sale has yet been agreed.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
43
As at 30 June 2021 the assets and liabilities held

for sale relate to the Retail Banking Operations in Austria (the
Wholesale Banking activities in Austria will be continued

by ING). The Retail Banking Operations in Austria are
part of the business line Retail Germany (Challengers and Growth Markets). At 12 July 2021, ING announced that it has reached an agreement to transfer ING’s Retail Banking operations in Austria to bank99, which is expected to be completed in 2021. The agreement is subject to approval by relevant regulators. ING intends to sell Customer lending portfolios (EUR
1,273

million), of which mortgages (EUR
877

million), other personal
lending (EUR
396

million) and non-financial assets (EUR
5

million), presented as Assets held for Sale and
Customer deposits (EUR
2,243

million) presented as Liabilities held for Sale.
On 18 February 2021 ING announced the intention to withdraw from the retail banking market in the Czech
Republic.

The decision to discontinue CZ Retail entails the closure of retail customer accounts /mutual funds and the sale of assets comprising the related government bond portfolio. ING’s retail customers in the Czech
Republic have received a welcome offer from Raiffeisenbank Czech Republic. ING’s departure from the Czech retail banking market is proceeding well with EUR
2.1

billion saving accounts already transferred to
Raiffeisenbank and the government bond portfolio with a carrying amount of EUR
0.5

billion being sold in the
second quarter of 2021. The remaining retail assets and liabilities are not presented as held for sale assets/
liabilities.
7

Deposits from banks
Deposits from banks includes non-subordinated debt from banks, except for amounts in the form of debt securities.
Deposits from banks by type
in EUR million
30
June
2021
31
December
2020
Non-interest bearing
784
792
Interest bearing
88,350
77,306
89,134
78,098

Deposits from banks includes ING’s participation in the Targeted Longer-Term

Refinancing Operations of EUR
65.5

billion (31 December 2020: EUR
59.5

billion). ING participated in a new series of Targeted Longer-Term
Refinancing Operations (TLTRO III) for EUR
6.0

billion in March 2021.

The TLTRO III funding is granted for a period of
three years

with an early repayment option after
one year

with
the earliest date of September 2021. The three new participation windows introduced by the ECB press release
in December 2020, can be repaid quarterly from June 2022. Interest under TLTRO III will be settled on maturity of each TLTRO III operation or on early repayment. The interest rate on TLTRO

III depends on the lending
volumes granted to corporates (excluding financial institutions) and households (excluding mortgages).
Under the conditions of the program, interest rates can be as favorable as
50

basis points below the average
interest rate on the Deposit Facility rate, but in any case not lower than
-1
%. Such a rate would apply to all
TLTRO III operations outstanding over the discrete periods between 24 June 2020 and 23 June 2021 (special interest period 1), and between 24 June 2021 and 23 June 2022 (special interest period 2), for banks that show
growth in lending volumes equal to or above 0% between 1 March 2020 and

31 March 2021 (observation
period 1) and 1 October 2020 and 31 December

2021 (observation period 2), respectively. In case lending
growth targets are not met, the interest rate during the special interest periods can in a worst case scenario be at
50

basis points below the average Main Refinancing Operations rate over the same period. In the period preceding and following the special interest periods the interest will be in a corridor between the Deposit
Facility and Main Refinancing Operations rates, depending on to what extent ING meets the lending growth conditions of the TLTRO III program. Special interest period 2 was announced by the ECB in its press release in
December 2020 and confirmed in February 2021. For details on the accounting policy of the TLTRO III
programme refer to Note 1 ‘Basis of preparation and accounting policies’ of the 2020 Annual Report and for the amount of interest income recognised in the reporting period, refer to Note 12 ‘Net interest income’.

8

Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss
in EUR million
30
June
2021
31
December
2020
Trading liabilities
26,845
32,709
Non-trading derivatives
1,925
1,629
Designated at fair value through profit or loss
58,370
48,444
87,141
82,781

Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’ for information on repurchase transactions.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
44
9

Debt securities in issue
Debt securities in issue relate to debentures and other issued debt securities with either fixed interest rates or
interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by
ING Group, except for subordinated items. Debt securities in issue do not include debt securities presented as
Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued
on terms other than those available in the normal course of business.

Changes in debt securities in issue
in EUR million
30
June
2021
31
December
2020
Opening balance as at 1 January
82,065
118,528
Additions
42,208
65,308
Redemptions / Disposals
-32,233
-99,212
Exchange rate differences
955
-3,403
Other movements
-1,156
844
Closing balance
91,840
82,065

In the first six months of 2021, Debt securities in issue increased by EUR
9.8

billion because of liquidity and
funding needs as well as favourable market conditions. This is mainly explained by net increases of commercial paper of EUR
9.4

billion and certificates of deposits of EUR
3.1

billion, where new issuances exceeded matured
trades. This increase is partly offset by matured covered bonds of EUR
1.0

billion, matured long term bonds of
EUR
0.6

billion and reduction in other debt securities of

EUR
1.1

billion.
10

Subordinated loans
Subordinated loans by group companies
in EUR million
30
June
2021
31
December
2020
ING Groep N.V.
13,795
13,150
ING Group companies
996
2,654
14,791
15,805

Subordinated loans issued by ING Groep N.V.

include bonds issued to raise Tier 1 and Tier 2 (CRD IV

eligible)
capital for ING Bank N.V.

Under IFRS these bonds are classified as liabilities and

for regulatory purposes, they
are considered capital. Subordinated loans issued by ING Group companies comprise, for the most part, subordinated loans which are subordinated to all current and future liabilities of ING Bank N.V.
Changes in subordinated loans

in EUR million
30
June
2021
31
December
2020
Opening balance as at 1 January
15,805
16,588
New issuances
491
2,165
Repayments
-1,455
-2,786
Exchange rate differences and other
-49
-163
Closing balance
14,791
15,805

ING Groep N.V.

issued in June 2021 EUR
500

million
0.875

% Fixed Rate Subordinated Tier 2 Green Notes.
ING Bank N.V.

redeemed in February 2021 EUR
1.5

billion
3.625
% Fixed Rate Subordinated Tier 2 notes on the
first call date.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
45
11

Equity
Total equity
in EUR million
30

June

2021
31

December

2020
Share capital and share premium

-

Share capital
39
39

-

Share premium
17,105
17,089
17,144
17,128
Other reserves

-

Revaluation reserve: Equity securities at FVOCI
1,270
1,181

-

Revaluation reserve: Debt instruments at FVOCI
173
309

-

Revaluation reserve: Cash flow hedge
873
1,450

-

Revaluation reserve: Credit liability
-100
-117

-

Revaluation reserve: Property in own use
215
221

-

Net defined benefit asset/liability remeasurement reserve
-278
-307

-

Currency translation reserve
-3,485
-3,636

-

Share of associates and joint ventures and other reserves
3,209
3,246

-

Treasury shares
-8
-4
1,870
2,342
Retained earnings
34,882
32,149
Shareholders’ equity (parent)
53,896
51,619
Non-controlling interests
987
1,022
Total equity
54,883
52,640

Cash flow hedge
ING mainly hedges floating rate lending with interest rate swaps. Due to an increase in interest rate yield curves in 2021 (decrease in 2020) the interest rate swaps had a negative revaluation of EUR
577

million (2020:
EUR
242

million positive) in the 6 month period ended

30 June 2021, which is recognised in the cash flow
hedge reserve.
Currency translation reserve
The increase of Currency translation reserve of EUR
151

million in the 6 month period ended 30 June 2021

is
related to several currencies including USD (EUR
208

million), TRY (EUR
-136

million) and GBP (EUR
63

million).

Retained earnings
ING paid in February 2021 a cash-only interim dividend of EUR
468

million (EUR
0.12

per share). This amount is
equal to
15
% of adjusted net profit for 2020, in line with the ECB recommendation of 15 December

2020,
which included a definition of adjusted net profit. No dividend was paid in 2020 following an industry wide ECB
recommendation.
Refer to Note 21 ‘Capital Management’ for more information about ING’s dividend policy and the ECB recommendations regarding dividend payments.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
46
12

Net interest income
Net interest income
1 January to 30 June 1 January to 30 June
in EUR million
2021 2020 2021 2020
Interest income on loans
6,999
8,333
Interest expense on deposits from banks
71
113
Interest income on financial assets at fair value through OCI
189
283
Interest expense on customer deposits
479
823
Interest income on debt securities at amortised cost
223
263
Interest expense on debt securities in issue
621
1,005
Interest income on non-trading derivatives (hedge accounting)
1,131
1,769
Interest expense on subordinated loans
271
323
Negative interest on liabilities
770
288
Negative interest on assets
276
117
Total interest

income using effective interest rate

method
9,313
10,935
Interest expense on non-trading derivatives (hedge accounting)
817
1,779
Total interest

expense using effective interest rate

method
2,534
4,160
Interest income on financial assets at fair value through profit or loss
220
450
Interest income on non-trading derivatives (no hedge accounting)
1,140
556
Interest expense on financial liabilities at fair value through profit or loss
158
348
Interest income other

8
21
Interest expense on non-trading derivatives (no hedge accounting)
934
540
Total other interest

income
1,368
1,026
Interest expense on lease liabilities
7
11
Total interest

income

10,680
11,962
Interest expense other
26
25
Total other interest

expense
1,125
925
Total interest

expense
3,659
5,085
Net interest income
7,021
6,877
Total

net interest income amounts to EUR
7,021

million (30 June 2020: EUR
6,877

million). Negative interest on
liabilities, amounting to EUR
770

million (30 June 2020: EUR
288

million) includes ECB funding rate benefit from
the first special reference period of the TLTRO III programme. As at 31 December 2020, ING did not have a reasonable expectation of meeting the lending growth targets and did not accrue for the conditional benefit.

In
the first quarter of 2021, ING Group met the lending growth targets for the special reference period (1 March
2020 to 31 March 2021) and therefore the interest rate applicable under TLTRO III during the period of 24 June
2020 to 23 June 2021 changed from
-50
bps to
-100
bps. Given that the rate is negative, it represents income for
ING. The effect of the revised interest rate has been recognised in the statement of profit or loss (interest income) of EUR
309

million within the six month period ended

30 June 2021, of which EUR
158

million related to
the year 2020. In addition, the unconditional interest of EUR
158

million was recognised within the 6 month
period ended 30 June 2021. For details on the accounting policy and conditions of the TLTRO III programme, refer
to Note 1 ‘Basis of preparation and accounting policies’

and Note 7 ‘Deposits from banks’ respectively.

Excluding the TLTRO III benefit, net interest income decreased, mainly driven by lower margins on liabilities, while average liability volumes increased as the Covid-19 pandemic reduced customer spending.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
47
13

Net fee and commission income
Fee and commission income
1 January to 30 June
in EUR million
2021 2020
Funds transfer
727
686
Securities business
487
439
Insurance broking
117
101
Asset management fees
146
115
Brokerage and advisory fees
374
321
Other
588
644
2,439
2,307

Other fee and commission income mainly consists of commission fees in respect of bank guarantees of EUR
90
million (first six months of 2020: EUR
98

million), in respect of underwriting syndication loans of

EUR
11

million
(first six months of 2020: EUR
10

million), in respect of structured finance fees of EUR
37

million (first six months
of 2020: EUR
42

million), and in respect of collective instruments distributed but not managed by ING of EUR
92
million (first six months of 2020: EUR
112

million).
Fee and commission expenses
1 January to 30 June
in EUR million
2021 2020
Funds transfer
259
301
Securities business
84
80
Insurance broking
1
0
Asset management fees
5
3
Brokerage and advisory fees
185
157
Other
195
260
729
801

Reference is made to Note 17 ‘Segments’ which includes net fee and commission income, as reported to the
Executive Board and the Management Board Banking, disaggregated by line of business and by geographical
segment.
14

Other income
Other income
1 January to 30 June
in EUR million 2021 2020
Share of result associates and joint ventures
20
34
Net result derecognition of financial assets measured

at amortised cost

-3
187
Other
166
48
184
269

In 2021, Other income other includes the recognition of

EUR
72

million relating to a better than expected
recovery of the insolvency of a financial institution in the Netherlands,

proceeds of the agreement with
Raiffeisenbank due to the withdraw from the retail banking market in the Czech Republic and the positive recovery of defaulted receivables of EUR
16

million (2020: EUR
18

million). In 2020, Net result on derecognition
of financial assets measured at amortised cost included a result of

EUR
186

million following a one-off sale of
certain securities at amortised cost driven by exceptional market conditions due to Covid-19, which was considered to be infrequent, but more than insignificant in value.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
48
15

Other operating expenses
Other operating expenses
1 January to 30 June
in EUR million
2021 2020
Regulatory costs
759
663
Audit and non-audit services
16
14
IT related expenses
387
388
Advertising and public relations
149
166
External advisory fees
147
186
Office expenses
141
163
Travel and accommodation

expenses
24
43
Contributions and subscriptions
59
56
Postal charges
20
21
Depreciation of property and equipment
285
281
Amortisation of intangible assets
133
121
Impairments and reversals of impairments of tangible and intangible assets
23
333
Addition to / (unused amounts reversed of) provision for reorganisations
88
-2
Addition to / (unused amounts reversed of) other provisions
49
-14
Other
341
284
2,621
2,703

Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), The Single Resolution Fund
(SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 2021, are contributions to DGS of EUR
260

million (first six months of 2020: EUR
203

million) mainly related to the Netherlands, Germany,
Belgium, Poland, and Spain and contributions to the SRF and

local resolution funds of EUR
308

million (first six
months of 2020: EUR
277

million). The increase in contributions of DGS and SRF relates to increased deposits.
In 2021 local bank taxes increased by EUR
8

million from EUR
183

million in the first six months of 2020 to EUR
191

million.

Impairments and reversals of impairments on tangible and intangible assets
Impairments on tangible and intangible assets in the first six months of 2021 mainly relate to impairments on
capitalised software.

Impairments on tangible and intangible assets in the first six months of 2020 included

EUR
310

million goodwill
impairment in the cash generating units Retail Belgium and Wholesale Banking.

16

Earnings per ordinary share
Earnings per ordinary share
Weighted average

number of ordinary

shares outstanding

Amount during the period Per ordinary share
(in EUR million) (in millions) (in EUR)
1 January to 30 June 1 January to 30 June 1 January to 30 June
2021 2020 2021 2020 2021 2020
Basic earnings
3,161
591
3,901.9
3,897.9
0.81
0.15
Basic earnings from continuing operations
3,161
591
0.81
0.15
Effect of dilutive instruments:
Stock option and share plans
1.6
0.5
1.6
0.5
Diluted earnings
3,161
591
3,903.5
3,898.5
0.81
0.15
Diluted earnings from continuing operations
3,161
591
0.81
0.15

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
49
Additional notes to the Condensed consolidated interim financial statements

17

Segments
ING Group’s segments are based on the internal reporting structures by lines of business.
The Executive Board of ING Group and the Management Board Banking set the performance targets, approve
and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and
financial plans in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board Banking.
The following table specifies the segments by line of business and main sources of income of each of the
segments:

Specification of the main sources of income of each of the segments by line of business
Segments by line of business

Main source of income
Retail Netherlands
(Market Leaders)
Income from retail and private banking activities in the Netherlands, including the
SME and mid-corporate segments, and the Real Estate

Finance portfolio related to
Dutch domestic mid-corporates. The main products offered

are current and savings
accounts, business lending, mortgages and other consumer lending in the
Netherlands.
Retail Belgium
(Market Leaders)
Income from retail and private banking activities in Belgium (including
Luxembourg), including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.
Retail Germany
(Challengers and Growth Markets)
Income from retail and private banking activities in Germany (including Austria). The main products offered are current and savings accounts,

mortgages and other
customer lending.
Retail Other
(Challengers and Growth Markets)
Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar
to those in the Netherlands.
Wholesale Banking
Income from wholesale banking activities. The main products are: lending, debt capital markets, working capital solutions, export finance, daily banking solutions, treasury and risk solutions, and corporate finance.

Specification of geographical split of the segments
Geographical segments Main countries
The Netherlands
Belgium Including Luxembourg
Germany Including Austria
Other Challengers
Australia, Czech Republic, France, Italy,

Spain, Portugal, Other
Growth Markets
Poland, Romania, Turkey,

Philippines and Asian stakes
Wholesale Banking Rest of World UK, Americas, Asia and other countries in Central and Eastern Europe
Other Corporate Line and the run-off portfolio of Real Estate

ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using results based on figures according to IFRS as adopted by the European Union (IFRS-EU). The Executive Board and
the Management Board Banking consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources.
In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing
operations and the profitability of the segment businesses. IFRS-EU result is derived by including the impact of
the IFRS-EU ‘IAS 39 carve out’ adjustment.
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-
IASB. As no hedge accounting is applied to these mortgage and savings portfolios under

IFRS-IASB, the fair value
changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
50
The segment reporting in the Form 6-K

has been prepared in accordance with International Financial Reporting
Standards as issued by the EU (IFRS-EU) and reconciled to International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale Banking segment, and in the geographical split of the segments in the Netherlands,

Belgium, Germany and Other
Challengers.

Reference is made to Note 1 ‘Basis of preparation and accounting policies’

for a reconciliation between IFRS-EU
and IFRS-IASB. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line is a reflection of capital management activities and certain income and expenses that are not allocated to the
banking businesses, including the recognition of

value-added tax (VAT)

refunds in the Netherlands (recorded
under expenses). Furthermore, the Corporate Line includes the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2013 and 2014. ING
Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.
The information presented in this note is in line with the information presented to the Executive Board of ING
Group and Management Board Banking.
This note does not provide information on the revenue specified to each product or service as this is not reported
internally and is therefore not readily available.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
51
Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
2021 2020
in EUR million
6 month period
1 January to 30 June Income Expenses Taxation
Non-
controlling
interests Net result 1 Income Expenses Taxation
Non-
controlling
interests Net result 1
Net result IFRS-IASB attributable to equity holder of the parent
10,175
5,691
1,265
59
3,161
8,688
7,623
438
36
591
Remove impact of:
Adjustment of the EU 'IAS 39 carve out'
2
-956
-260
-697
493
115
379
Result IFRS-EU
3
9,219
5,691
1,005
59
2,464
9,182
7,623
553
36
969
1. Net result, after tax and non-controlling interests.
2. ING prepares the Form 6-K in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
3. IFRS-EU figures are derived from figures according to IFRS-IASB by excluding the impact of adjustment of the EU 'IAS 39 carve-out'.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
52
ING Group Total
2021 2020
in EUR million
6 month period
1 January to 30 June
ING
Bank N.V.
Other

Total ING
Group
ING
Bank N.V.
Other

Total ING
Group
Income
– Net interest income
6,852
0
6,853
6,931
0
6,931
– Net fee and commission income
1,710
-0
1,710
1,507
-1
1,506
– Total investment

and other income
653
4
656
760
-16
745
Total income
9,215
4
9,219
9,198
-16
9,182
Expenditure
– Operating expenses
5,553
6
5,560
5,625
1
5,626
– Addition to loan loss provisions
131
-0
131
1,997
0
1,998
Total expenses
5,685
6
5,691
7,623
1
7,623
Result before taxation
3,530
-2
3,528
1,575
-17
1,558
Taxation
1,005
0
1,005
519
34
553
Non-controlling interests
59
0
59
36
36
Net result IFRS-EU
2,467
-2
2,464
1,021
-51
969
Adjustment of the EU 'IAS 39 carve out'
697
697
-379
-379
Net result IFRS-IASB attributable to equity holder of the parent
3,163
-2
3,161
642
-51
591

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended

30 June 2021 - Unaudited
53
Segments by line of business

2021 2020
in EUR million
6 month period
Retail
Netherlands Retail Belgium
Retail
Germany
Retail
Other
Wholesale
Banking
Corporate
Line Total
Retail
Netherlands Retail Belgium
Retail
Germany
Retail
Other
Wholesale
Banking
Corporate
Line
Total

1 January to 30 June
Income
–

Net interest income
1,651
894
734
1,354
2,044
174
6,853
1,763
937
801
1,392
1,864
173
6,931
–

Net fee and commission income
368
248
257
253
580
4
1,710
332
207
215
193
561
-2
1,506
–

Total investment

and other income
119
99
45
122
267
5
656
175
71
59
134
354
-48
745
Total income
2,138
1,241
1,036
1,729
2,891
184
9,219
2,269
1,215
1,075
1,720
2,780
123
9,182
Expenditure
–

Operating expenses
1,181
912
604
1,174
1,452
237
5,560
1,088
969
567
1,120
1,728
154
5,626
–

Additions to loan loss provision
-65
194
19
102
-119
-0
131
139
282
14
304
1,256
3
1,998
Total exp

enses
1,116
1,107
623
1,276
1,333
237
5,691
1,227
1,251
581
1,424
2,984
156
7,623
Result before taxation
1,022
134
413
454
1,558
-53
3,528
1,043
-36
494
295
-204
-34
1,558
Taxation
267
41
135
117
355
89
1,005
262
9
188
85
23
-14
553
Non-controlling interests
0
2
46
10
-0
59
-1
0
2
27
8
-0
36
Net result IFRS-EU
754
94
275
291
1,192
-142
2,464
781
-44
304
183
-235
-19
969
Adjustment of the EU 'IAS 39 carve out'
697
697
-379
-379
Net result IFRS-IASB
754
94
275
291
1,889
-142
3,161
781
-44
304
183
-614
-19
591

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interim financial statements
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on form 6-K for the six month period ended 30 June

2021 - Unaudited
54
Geographical split of the segments

2021 2020
in EUR million
6 month period
1 January to 30 June Netherlands Belgium Germany
Other
Challengers
Growth
Markets
Wholesale
Banking Rest
of World

Other Total Netherlands Belgium Germany
Other
Challengers
Growth
Markets

Wholesale
Banking Rest
of World

Other Total
Income
–

Net interest income
2,023
1,072
1,010
974
749
850
175
6,853
2,097
1,090
1,059
893
799
823
169
6,931
– Net fee and commission
income
518
356
263
161
163
246
4
1,710
494
302
228
136
131
217
-3
1,506
–

Total investment

and
other income
148
127
78
45
154
101
5
656
197
98
80
14
203
197
-44
745
Total income
2,688
1,554
1,350
1,179
1,066
1,197
184
9,219
2,788
1,491
1,367
1,043
1,133
1,237
123
9,182
Expenditure
–

Operating expenses
1,577
1,065
691
724
636
629
237
5,560
1,736
1,126
652
669
644
644
155
5,626
–

Additions to loan loss
provision
-51
139
43
55
45
-101
-0
131
320
338
241
212
205
678
3
1,998
Total expenses
1,526
1,205
734
779
681
529
237
5,691
2,056
1,465
893
882
849
1,322
158
7,623
Result before taxation
1,162
349
616
400
384
669
-53
3,528
732
26
474
162
284
-85
-35
1,558
Retail Banking
1,022
134
413
160
294
2,023
1,043
-36
494
74
222
1,796
Wholesale Banking
140
215
203
240
91
669
0
1,558
-310
62
-20
88
62
-85
-2
-204
Corporate Line
-53
-53
-34
-34
Result before taxation
1,162
349
616
400
384
669
-53
3,528
732
26
474
162
284
-85
-35
1,558
Taxati

on
298
92
186
121
83
137
87
1,005
252
25
170
56
71
-10
-10
553
Non-controlling interests
0
2
57
-0
59
-1
0
2
35
-0
36
Net result IFRS-EU
864
257
428
279
245
531
-140
2,464
481
2
302
106
178
-74
-25
969
Adjustment of the EU 'IAS
39 carve out'
477
35
185
-1
697
-338
3
-97
53
-379
Net result IFRS-IASB
1,341
292
613
279
245
531
-140
3,161
143
5
205
159
178
-74
-25
591

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18 Fair value of assets and liabilities

Valuation Methods
The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.
Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted)
quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3).
A comprehensive description of ING’s valuation methods and framework is reported in Note 38 ‘Fair value of assets and liabilities’ of the 2020 Annual Report on Form

20-F of ING Group. This chapter of the Interim financial
report should be read in conjunction with the 2020 Annual

Report on Form 20-F of ING Group.
Valuation Adjustments
Valuation adjustments are an integral part of the fair value. They are included as part of the fair value to provide better estimation of market exit value on measurement date. ING considers various valuation adjustments to arrive at the fair value including Bid-Offer adjustments, Model Risk adjustments, Credit Valuation Adjustments
(CVA), Debt valuation Adjustments (DVA),

including DVA on derivatives

and own issued liabilities and Collateral
Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA).
The following table presents the models reserves for financial assets and liabilities:

Valuation adjustment on financial assets and liabilities
in EUR million
30
June
2021
31
December
2020
Bid/Offer
-111
-121
Model Risk
-17
-25
CVA
-180
-238
DVA
-92
-124
CollVA
-14
-16
FVA
-91
-111
Total Valuation

Adjustments
-505
-634

All financial assets and liabilities are recognised initially at fair value. The fair value of a financial instrument on
initial recognition is generally its transaction price.

If there is a difference between the transaction price and the fair value of financial instruments whose fair value is based on a valuation technique using unobservable inputs,
the entire day one difference is deferred. ING defers the Day One profit or loss relating to financial instruments reported with significant unobservable valuation parameters, including positions classified as Level 3 and trades
related to CVA with material unobservable input but not necessarily classified as Level 3. The deferred Day One profit or loss is recognised in the statement of profit or loss over the life of the transaction until the transaction matures or until the observability changes. The impact on the statement of profit and loss in the first six months
of 2021 is deemed to be immaterial.
Financial instruments at fair value

The fair values of the financial instruments

were determined as follows:

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Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
Level 1 Level 2 Level 3 Total
in EUR million
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
Financial Assets
Financial assets at fair value
through profit or loss

- Equity securities
13,976
7,897
2
2
144
138
14,123
8,037

- Debt securities
3,755
3,378
6,556
4,867
1,250
1,269
11,561
9,514

- Derivatives
9
1
22,761
30,623
129
197
22,898
30,821

- Loans and receivables

70,971
53,733
1,849
1,265
72,820
54,998
17,740
11,276
100,290
89,225
3,372
2,870
121,402
103,370
Financial assets at fair value
through other comprehensive
income

- Equity securities
2,266
1,687
168
176
2,434
1,862

- Debt securities
28,522
31,592
1,171
1,385
29,693
32,977

- Loans and receivables

889
1,056
889
1,056
30,788
33,279
1,171
1,385
1,057
1,231
33,016
35,895
Financial liabilities
Financial liabilities at fair value
through profit or loss
–

Debt securities
862
1,124
5,047
5,231
168
180
6,077
6,534
–

Deposits
1
59,319
48,111
4
2
59,323
48,114
–

Trading securities
735
699
69
70
804
768
–

Derivatives
62
55
20,715
27,094
160
217
20,937
27,365
1,658
1,879
85,151
80,505
331
398
87,141
82,781

The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:
Equity securities
Instrument description:

Equity securities include stocks

and shares, corporate investments and private equity
investments.
Valuation:

If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In absence of active markets, fair values are estimated by analysing the investee’s financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally,
reference is made to valuations of peer entities where quoted prices in active markets are available. For equity securities best market practice will be applied using the most relevant valuation method.

All non-listed equity
investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect the fair values.
Fair value hierarchy:

The majority of equity securities are publicly traded and quoted prices are readily and
regularly available.

Hence, these securities are classified as Level 1.

Equity securities which are not traded in
active markets mainly include corporate investments, fund investments and other equity securities and are classified as Level 3.
Debt securities
Instrument description:

Debt securities include government bonds, financial institutions bonds and Asset-backed
securities (ABS).

Valuation:

Where available, fair values for debt securities are generally based on quoted market prices.

Quoted
market prices are obtained from an exchange market, dealer,

broker,

industry group, pricing service, or
regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which includes consensus prices obtained from one

or more pricing services. Furthermore, fair values are
determined by valuation techniques

discounting expected future cash flows using a market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Fair value hierarchy:

Government bonds and financial institutions bonds are generally traded in active markets, where quoted prices are readily and regularly available and are hence, classified as

Level 1. The remaining
positions are classified as Level 2 or Level 3.

Asset backed securities for which no active market is available and a wide discrepancy in quoted prices exists, are classified as Level 3.
Derivatives
Instrument description:

Derivatives contracts can either be exchange-traded or over the counter (OTC).
Derivatives include interest rate derivatives, FX derivatives, Credit derivatives, Equity derivatives and commodity derivatives.

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Valuation:

The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and are classified as Level 1 of the fair value hierarchy. For instruments that are not actively traded, fair
values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques. The valuation techniques and inputs depend on the type of
derivatives

and the nature of the underlying instruments. The principal

techniques used to value these
instruments are based on (amongst others) discounted cash flows option pricing models and Monte Carlo
simulations. These valuation models calculate the present value of expected future cash flows, based on

‘no-
arbitrage’ principles. The models are commonly used in the financial industry and inputs to the validation models
are determined from observable market data where possible. Certain inputs may not be observable in the market, but can be determined from observable prices via valuation model calibration procedures. These inputs include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates,

equity prices, and foreign
currency exchange

rates and reference is made to quoted prices, recently executed trades, independent market quotes and consensus data, where available.
For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation. See section DVA/BVA in section b) Valuation Adjustments for more details regarding the calculation.
Fair value hierarchy:

The majority of the derivatives are classified as Level 2. Derivatives for which the input cannot be implied from observable market data are classified as Level 3.
Loans and receivables
Instrument description:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables carried at fair value includes trading loans, being securities lending and similar

agreement comparable to collateralised lending, syndicated loans, loans expected to be sold and receivables with regards to reverse repurchase transactions.
Valuation:

The fair value of loans and receivables are generally based on quoted market prices. The fair value of other loans is estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity, and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour.
Fair value hierarchy:

Loans and receivables are predominantly classified as Level 2. Loans and receivables for
which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available are classified as Level 3 and are expected to be sold as Level 3.
Financial liabilities at fair value through profit and loss

Instrument description:

Financial liabilities at fair value through profit and loss include debt securities,

debt
instruments, primarily comprised of structured notes, which are held at fair value under the fair value option.
Besides that, it includes derivative contracts and repurchase agreements.
Valuation:

The fair values of securities in the trading portfolio and other liabilities at fair value through profit or
loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads that apply to similar instruments.
Fair value hierarchy:

The majority of the derivatives are classified as Level 2. Derivatives for which the input cannot be derived from observable market data are classified as Level 3.
Transfers

between Level 1 and 2
No

significant transfers between Level 1 and 2 and no significant changes in the valuation techniques were recorded in the reporting period 2021.
Level 3: Valuation techniques and inputs used

Financial assets and liabilities in Level 3 include both

assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as

(ii) quoted prices which have been
adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances.
Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.

Of the total amount of financial assets classified as Level 3 as at 30 June

2021 of EUR
4.4

billion (31 December
2020: EUR
4.1

billion), an amount of EUR
1.5

billion (
34.6
%) (31 December 2020: EUR
2.1

billion, being
52.3
%) is
based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its
own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

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Furthermore, Level 3 financial assets includes approximately EUR
1.6

billion (31 December 2020: EUR
0.9

billion)
which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to
market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR
1.3

billion (31 December 2020: EUR
1.1

billion) of the fair value classified in Level 3 financial
assets is established using valuation techniques that incorporates certain inputs that are unobservable.
Of the total amount of financial liabilities classified as Level

3 as at 30 June 2021 of EUR
0.3

billion (31 December
2020: EUR
0.4

billion), an amount of EUR
0.2

billion (
52.4
%) (31 December 2020: EUR
0.1

billion, being
34.6
%) is
based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its
own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial liabilities includes approximately EUR
0.1

billion (31 December 2020: EUR
0.1
billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in
terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR
0.1

billion (31 December 2020: EUR
0.2

billion) of the fair value classified in Level 3 financial
liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.
The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and
upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not
adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level

3).

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Valuation techniques and range of unobservable

inputs (Level 3)
Assets Liabilities Valuation techniques
Significant unobservable inputs
Lower range Upper range
in EUR million
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
At fair value through profit or loss
Debt securities
1,250
1,269
Price based Price (%)
0
%
0
%
104
%
107
%
Equity securities
144
137
1
Price based Price (EUR)
0
0
5475
5475
Loans and advances
1,363
1,090
4
2
Price based Price (%)
0
%
0
%
101
%
101
%
Present value techniques Credit spread (bps)
0
0
250
250
(Reverse) repo's
486
176
Present value techniques Interest rate (%)
3
%
3
%
4
%
4
%
Structured notes
168
180
Price based Price (%)
84
%
74
%
118
%
109
%
Option pricing model Equity volatility (%)
14
%
14
%
25
%
25
%
Equity/Equity correlation n.a.
0.6
n.a.
0.9
Equity/FX correlation
-0.3
-0.7
-0.3
0.3
Dividend yield (%)
2
%
0
%
5
%
5
%
Derivatives
–

Rates
4
2
35
38
Option pricing model Interest rate volatility (bps)
15
12
74
70
Present value techniques Reset spread (%)
2
%
2
%
2
%
2
%
–

FX
1
Option pricing model FX volatility (bps) n.a.
6
n.a.
10
–

Credit
93
168
96
154
Present value techniques Credit spread (bps)
2
2
599
1,403
Price based Price (%)
99
%
99
%
100
%
107
%
–

Equity
30
24
26
20
Option pricing model Equity volatility (%)
5
%
5
%
83
%
64
%
Equity/Equity correlation
0.5
0.5
0.8
0.9
Equity/FX correlation
-0.5
-0.6
0.1
0.1
Dividend yield (%)
0
%
0
%
20
%
34
%
Price based Price (%)
3
%
3
%
3
%
3
%
–

Other
1
3
2
3
Option pricing model Commodity volatility (%)
15
%
18
%
79
%
55
%
Com/FX correlation n.a.
-0.5
n.a.
-0.3
At fair value through other comprehensive income
–

Loans and advances
889
1,056
Present value techniques Prepayment rate (%)
9
%
9
%
9
%
9
%
Price based

Price (%)
99
%
99
%
100
%
99
%
–

Equity
168
176
Present value techniques Credit spread (bps)
1
2
1
2
Interest rate (%)
3
%
3
%
3
%
3
%
Price based Price n.a. n.a. n.a. n.a.
Other
-
63
80
80
Total
4,429
4,101

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Price
For securities, where market prices are not available, fair value is measured by comparing the value of these securities with observable pricing data of similar instruments.

Prices of
0
% are distressed to the point that no
recovery is expected, while prices significantly in excess of
100
% or par are expected to pay a yield above current
market rates.
Credit spreads
Credit spread is the premium above a benchmark interest rate, typically LIBOR or relevant treasury instrument, required by the market participant to accept a lower credit quality. Higher credit spreads indicate lower credit quality and a lower value of an asset.
Volatility
Volatility is a measure for variation of the price of a financial instrument or other valuation input over time.
Volatility is one of the key inputs in option pricing models. Typically, the higher the volatility,

the higher the value
of the option. Volatility varies by the underlying reference (equity, commodity,

foreign currency and interest
rates), by strike, and maturity of the option. The minimum level of volatility is
0
% and there is no theoretical
maximum.
Correlation
Correlation is a measure of dependence between two underlying references which is relevant for valuing
derivatives and other instruments having more than one underlying reference. High positive correlation (close to
1) indicates strong positive (statistical) relationship, where underliers move, everything else equal, into the same direction. The opposite holds for a high negative correlation.
Reset spread
Reset spreads are key inputs to mortgage linked prepayment swaps valuation. Reset spread is the future spread at which mortgages will re-price at interest rate reset dates.
Inflation rate

Inflation rate is a key input to inflation linked instruments. Inflation linked instruments protect against price inflation and are denominated and indexed to investment units. Interest payments would be based on the inflation index and nominal rate in order to receive/pay the real rate of return. A rise in nominal coupon payments is a result of an increase in inflation expectations, real rates, or both. As markets for these inflation linked derivatives are illiquid, the valuation parameters become unobservable.
Dividend yield
Dividend yield is an important input for equity option pricing models showing how much dividends a company is
expected to pay out each year relative to its share price. Dividend yields are generally expressed as an annualised percentage of share price.
Jump rate
Jump rates simulate abrupt changes in valuation models. The rate is an added component to the discount rate in the model to include default risks.

Prepayment rate
Prepayment rate is a key input to mortgage and loan valuation. Prepayment rate is the estimated rate at which
mortgage borrowers will repay their mortgages early, e.g.
5
% per year. Prepayment

rate and reset spread are key
inputs to mortgage linked prepayment swaps valuation

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Level 3: Changes during the period
Changes in Level 3 Financial assets
Trading assets
Non-trading
derivatives
Financial assets

mandatorily at FVPL
Financial assets
designated at FVPL
Financial assets
at FVOCI Total
in EUR million
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
Opening balance

882
174
1
8
1,191
1,381
796
1,244
1,231
1,961
4,101
4,768
Realised gain/loss

recognised in the statement of profit or loss during the period

1
5
-61
0
-1
12
-104
-0
-198
-8
-19
10
-383
Revaluation recognised in other comprehensive income during the period

2
-8
-46
-8
-46
Purchase of assets
14
453
3
3
834
1,180
489
212
54
39
1,393
1,887
Sale of assets
-32
-73
-3
-8
-265
-973
-25
-270
-147
-419
-472
-1,743
Maturity/settlement
-8
-39
-1
-21
-83
-12
-57
-53
-175
-94
-354
Reclassifications

-16
330
-13
-105
-29
224
Transfers

into Level 3
14
517
6
1
-3
-1
11
523
Transfers

out of Level 3
-496
-90
0
-528
-138
-496
-755
Exchange rate differences
0
0
7
-24
3
-4
10
-27
Changes in the composition of the group and other changes
1
5
0
1
1
6
Closing balance
379
882
2
1
1,743
1,191
1,248
796
1,057
1,231
4,429
4,101
1

Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts
includes EUR
35

million (31 December 2020: EUR
312

million) of unrealised gains and losses recognised in the statement of profit or loss.

2

Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value
through other comprehensive income’.
Financial assets transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis at the
end of the reporting period.

In the first six months of 2021, financial assets transfers out of Level 3 is mainly related to debt securities due to the valuation no longer being significantly impacted by unobservable inputs and the short term nature of the
instruments.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
62
Changes in Level 3 Financial liabilities
Trading liabilities Non-trading derivatives
Financial liabilities
designated as at fair

value through profit or
loss Total
in EUR million
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
Opening balance
180
195
39
110
180
184
398
490
Realised gain/loss
recognised in the
statement of profit or
loss

during the period 1
57
-2
-2
20
22
-22
77
-4
Additions
16
55
3
19
62
662
81
736
Redemptions
-2
-116
-3
-45
-159
-90
-164
-250
Maturity/settlement
-39
-11
-0
-52
-0
-83
-40
-146
Transfers

into Level 3
14
170
8
228
267
242
445
Transfers

out of Level 3
-96
-111
-3
-23
-165
-738
-264
-873
Closing balance
130
180
33
39
168
180
331
398

1

Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes
EUR
77

million (2020: EUR
-4

million) of unrealised gains and losses recognised in the statement of profit or loss.
Financial liabilities transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis at
the end of the reporting period.

In the first six months of 2021, financial liabilities transfers into and out of level 3 mainly consisted of structured notes, measured as designated at fair value through profit or loss. The structured notes were transferred out of
Level 3 due to the valuation being significantly respectively no longer significantly impacted by unobservable inputs
, while the reverse holds for structured notes that were transferred into Level 3.
Recognition of unrealised gains and losses in Level 3
Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss.
In 2020 and the first half of 2021, unrealised gains and losses that relate to ‘Financial assets at fair value through
other comprehensive income’ are included in the Revaluation reserve – Equity securities at fair value through other comprehensive income or Debt

Instruments at fair value through other comprehensive income.
Level 3: Sensitivity analysis of unobservable inputs
Where the fair value of a financial instrument is determined using inputs which are unobservable and which have
a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the
balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a
90
% level of valuation certainty. The
actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the
valuation methodology used for fair valued financial instruments.
In practice valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

This disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other
instruments (for example as a hedge) that are classified as Level 2.

The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in

the fair value o of financial instruments where
unobservable inputs are significant to the valuation is as follows:

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
63
Sensitivity analysis of Level 3 instruments
Positive fair value
movements from

using reasonable

possible alternatives
Negative fair value
movements from

using reasonable

possible alternatives
in EUR million
30
June
2021
31
December
2020
30
June
2021
31
December
2020
Equity (equity derivatives, structured notes)
3
33
-21
-14
Interest rates (Rates derivatives,

FX derivatives)
15
20
-1
-1
Credit (Debt securities, Loans, structured notes, credit derivatives)
68
43
-27
-27
86
96
-49
–42
i) Financial instruments not measured at fair value
The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING

Group.
Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
Carrying Amount
Carrying amount
approximates fair value
Level 1 Level 2 Level 3
Total fair

value
in EUR million
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
30
June
2021
31
December
2020
Financial Assets
Loans and advances to banks
26,198
25,364
2,548
2,165
0
0
7,714
7,763
15,990
15,611
26,252
25,539
Loans and advances to customers
607,777
593,970
19,007
17,486
0
0
17,828
14,595
583,268
576,659
620,103
608,740
Securities at amortised cost
49,467
50,587
0
0
47,444
49,109
2,433
2,550
586
622
50,462
52,281
683,442
669,921
21,555
19,651
47,444
49,109
27,975
24,908
599,844
592,892
696,817
686,560
Financial liabilities
Deposits from banks
89,134
78,098
6,306
3,918
0
77,571
68,473
5,870
6,014
89,748
78,405
Customer deposits
620,564
609,517
590,870
580,262
0
17,081
14,007
12,730
15,704
620,682
609,972
Debt securities in issue
91,840
82,065
-0
51,051
51,906
22,879
24,005
18,283
6,449
92,213
82,360
Subordinated loans
14,791
15,805
-0
-0
14,263
15,013
1,167
1,161
15,429
16,174
816,329
785,484
597,176
584,180
65,314
66,919
118,698
107,645
36,883
28,167
818,072
786,911

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
64
19

Legal proceedings

ING Group and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions,

including the U.S.,
involving claims by and against them which arise in the ordinary course of their businesses,

including in
connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. This note should be read in conjunction with Note 45 of the
2020 consolidated financial statements of ING Group, which included further details on legal proceedings.
While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental,
regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that some of the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of ING and/or ING and its consolidated subsidiaries.
Settlement agreement:

On 4 September 2018, ING announced that it had

entered into a settlement agreement
with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various
requirements for client on-boarding and the prevention of money laundering and corrupt practices. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various
countries. ING is also aware, including as a result of media reports, that other parties may, among other things,
seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have
filed or may file requests for disciplinary proceedings against ING employees based on the

Dutch “Banker’s oath”.
Certain parties filed requests with the Court of Appeal in

The Netherlands to reconsider the prosecutor’s decision
to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In
December 2020, the Court of Appeal issued

its final ruling. In this ruling the prosecutors' decision to enter into the settlement agreement with ING was upheld, making the settlement final. However, in a separate ruling, the
Court ordered the prosecution of ING’s former CEO.
Findings regarding AML processes:

As previously disclosed, after its September 2018 settlement with Dutch authorities concerning anti-money laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various
countries. The interactions with such regulatory and judicial authorities have included,

and can be expected to
continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. ING intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-
financial risks in terms of policies, tooling, monitoring,

governance, knowledge and behaviour.
ING continues to take steps to enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which includes enhancing KYC files and working on various structural improvements in compliance policies,

tooling,
monitoring, governance, knowledge and behaviour.
SIBOR – SOR litigation:

In July 2016, investors in derivatives tied to the Singapore Interbank Offer Rate (“SIBOR”)
filed a U.S. class action complaint in the New York District Court alleging that several banks, including ING, conspired to rig the prices of derivatives tied to SIBOR and the Singapore Swap Offer Rate (“SOR”). The lawsuit refers to investigations by the Monetary Authority of Singapore (“MAS”) and other regulators, including the U.S.
Commodity Futures Trading Commission (“CFTC”), in relation to rigging prices of SIBOR-

and SOR based
derivatives. In October 2018, the New York District Court issued a decision dismissing all claims against ING
Group and ING Capital Markets LLC, but leaving ING Bank, together with several other banks, in the case, and directing plaintiffs to file an amended complaint consistent with the Court's rulings. In

October 2018, plaintiffs
filed such amended complaint, which asserts claims

against a number of defendants but none against ING Bank
(or any other ING entity), effectively dismissing ING Bank from the case. In December

2018, plaintiffs sought
permission from the Court to file a further amended complaint that names ING Bank as a defendant. In July 2019,
the New York District Court granted the defendants’ motion to dismiss and denied leave to further amend the complaint, effectively dismissing all remaining claims against ING Bank. In March 2021, the Second Circuit court vacated the District Court’s ruling. The case was remanded to the District Court to reconsider the amended complaint that would add ING Bank N.V.

back to the case. In May 2021, the Second Circuit court denied the defendants’ petition for rehearing with the Second Circuit court.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
65
Interest rate derivatives claims:

ING is involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages,
annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. The total amounts that need to be repaid or compensated in some cases still need to be determined.

ING may decide to
appeal against adverse rulings. Although the outcome of the pending litigation and similar cases that may be
brought in the future is uncertain, it is possible that the courts may ultimately rule in favour of the claimants in
some or all of such cases. Where appropriate a provision has been taken. The aggregate financial impact of the
current and future litigation could become material.
Mortgage expenses claims:

ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most court proceedings in first instance the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable expenses. Since 2018,

the Spanish Supreme Court and the
European Court of Justice have issued rulings setting out which party should bear notary, registration, agency,
and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages,
signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank.
Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of

2021. In June 2021, the Supreme Court has published

a press
release informing of its decision to ask ECJ for a preliminary ruling regarding the criteria that should be applied to
determine the date from which the action for claiming the reimbursement of mortgage expenses is considered to be expired. ING Spain has also been included, together with other

Spanish banks, in three class actions filed by
customer associations. In one of the class actions an agreement was reached with the association. In another
class action ING filed an appeal asking the Spanish

Court of Appeal to determine that the ruling of the

court of
first instance is only applicable to the consumers that were part of the case. A provision has been established in the past and has been adjusted where appropriate.
Claims regarding mortgage loans in Swiss franc in Poland:

ING Poland is a defendant in several lawsuits with
retail customers who took out mortgage loans indexed to the Swiss franc. Such customers have alleged that the mortgage loan contract contains abusive clauses. One element that the court is expected to consider in determining whether such contracts contain abusive clauses is whether the rules to determine the exchange rate
used for the conversion of the loan from Polish zloty to Swiss franc are unambiguous and verifiable. In December
2020, the Polish Financial Supervision Authority

(PFSA) proposed that lenders offer borrowers voluntary out-of-
court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative. ING has recorded a portfolio provision with respect to the claims and the PFSA proposal. The Polish Supreme Court is expected to provide further clarity on this topic in a ruling scheduled

for September 2021.
20

Related parties
In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING

Group include, among others, its
subsidiaries, associates, joint ventures, key management personnel, and various defined benefit and contribution plans. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.
Related party transactions in the six month period ended 30 June

2021 were similar in nature to those disclosed
in the 2020 consolidated financial statements of ING Group. No related party transactions that have taken place in the six month period ended 30 June 2021 have materially affected the financial position or the performance of
ING during this period.
21

Capital management
ING Group’s Common Equity Tier 1 capital (CET1) ratio increased to
15.7
% as at 30 June 2021 (31 December
2020:
15.5
%), mainly due to capital generation.
ING’s CET1 ambition level is around
12.5
%. This ambition level is comfortably above the current Maximum
Distributable Amount (MDA) level of
10.51
%, implying a management buffer of ~
200

basis points.

Contents
Interim Report
Risk Management
Condensed consolidated interim
financial statements
Notes to the Condensed consolidated
interim financial statements
Additional notes to the Condensed consolidated
interim financial statements
ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
66
Dividend
ING has reserved EUR
1,232

million of the net profit of the 6 month period ended

30 June 2021 for distribution
outside of CET1 capital, reflecting our distribution policy of a
50
% pay-out ratio on resilient net profit. Resilient
net profit (which is defined as net profit on IFRS-EU basis, adjusted for significant items not linked to the normal course of business) is equal to IFRS-EU net profit.

At 30 June 2021, ING reserved EUR
4,031

million in total for distribution outside of CET1 capital. This includes the
amount originally reserved for the final 2019 dividend, the remaining amount originally reserved for the 2020
dividend, as well as the amount reserved for interim dividend from the first half year of 2021 net profit.

On 23 July 2021, the ECB confirmed its recommendation to limit or refrain from dividends in light of the Covid-19
pandemic, and return to a bank-by-bank assessment of capital and distribution plans as from the end of
September 2021.

ING will pay an amount of EUR
0.48

per share on 12 October 2021, consisting of an interim dividend over 2021
(EUR
0.21

per share, representing
one third

of the resilient net profit of the first half year of 2021) and the remaining amount originally reserved for the 2020 distribution (EUR
0.27

per share).
ING intends to make an additional distribution after 30 September 2021 of the amount reserved over 2019. This
will be in the form of cash and/or a share buyback,

subject to relevant approvals.
Ratings
The ratings from S&P,

Moody’s and Fitch remained unchanged in the first half year of 2021. S&P changed its outlook
on ING Groep N.V.

from ‘Negative’ to ‘Stable’.

Main credit ratings of ING at 30 June 2021
Standard & Poor’s Moody’s Fitch
Rating Outlook Rating Outlook Rating Outlook
ING Groep N.V.
Long-term
A-
Stable
Baa1
Stable
A+
Negative
ING Bank N.V.
Long-term
A+
Stable
Aa3
Stable
AA-
Negative
Short-term
A-1
P-1
F1+

ING’s key credit ratings and outlook are shown in the table above. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating
may be obtained only from the rating agency.

A security rating is not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of other ratings. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency if, in
the rating agency’s judgment, circumstances so warrant. ING accepts no responsibility for the accuracy or reliability of the ratings.
22

Subsequent events

There are no subsequent events to report other than those disclosed in Note 6 ‘Assets and liabilities held for sale’
and Note 21 ‘Capital management’.

ING Group Interim financial report

on form 6-K for the six month period ended 30 June

2021 - Unaudited
67
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
ING Groep N.V.
(Registrant)
Date: August 5, 2021
By: /s/T.

Phutrakul
T.

Phutrakul
Chief Financial Officer